Exhibit 99.1

Q2 2017 I N T E R I M R E P O R T
Brookfield Renewable
Partners L.P.

our operations

We manage our facilities through operating platforms in North America, Colombia, Brazil, and Europe which are designed to maintain and enhance the value of our assets, while cultivating positive relations with local stakeholders. We own and operate 218 hydroelectric generating stations, 36 wind facilities, four biomass facilities and three natural gas-fired (“Co-gen”) plants. Overall, the assets we own or manage have 10,636 megawatts (“MW”) of capacity and annualized long-term average (“LTA”) generation of 41,401 gigawatt hours (“GWh”). We also have a development pipeline of approximately 7,000 MW. The table below outlines our portfolio as at June 30, 2017:

	River		Capacity	LTA(1)	Storage
	Systems	Facilities	(MW)	(GWh)	(GWh)
Hydroelectric
North America(2)
United States	31	137	3,486	12,598	3,618
Canada	19	33	1,361	5,177	1,261
	50	170	4,847	17,775	4,879
Colombia(3)	6	6	2,732	14,476	3,703
Brazil(4)	26	42	899	4,647	-
	82	218	8,478	36,898	8,582
Wind(5)
United States	-	7	434	1,113	-
Canada	-	3	406	1,197	-
	-	10	840	2,310	-
Europe	-	21	478	1,220	-
Brazil	-	5	150	588	-
	-	36	1,468	4,118	-
Other(6)	-	7	690	385	-
	82	261	10,636	41,401	8,582

(1)            LTA is calculated on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(2)            North America hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(3)            Colombia hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 20 years. Colombia includes generation from both hydroelectric and Co-gen facilities.

(4)            Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)            Wind LTA is the expected average level of generation, as obtained from the results based on simulated historical wind speed data performed over a period of typically 10 years.

(6)            Includes one Co-gen plant in Colombia (300 MW), two Co-gen plants in North America (215 MW) and four biomass facilities in Brazil (175 MW).

The following table presents the annualized long-term average generation of our portfolio as at June 30, 2017 on a quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America(2)
United States	3,552	3,619	2,349	3,078	12,598
Canada	1,228	1,508	1,223	1,218	5,177
	4,780	5,127	3,572	4,296	17,775
Colombia(3)	3,508	3,509	3,571	3,888	14,476
Brazil(4)	1,147	1,159	1,170	1,171	4,647
	9,435	9,795	8,313	9,355	36,898
Wind(5)
North America
United States	251	372	271	219	1,113
Canada	324	292	238	343	1,197
	575	664	509	562	2,310
Europe	365	263	235	357	1,220
Brazil	81	101	209	197	588
	1,021	1,028	953	1,116	4,118
Other(6)	29	123	149	84	385
Total	10,485	10,946	9,415	10,555	41,401
Long-term average on a proportionate basis	5,976	6,403	5,208	5,850	23,437

(1)            LTA is calculated on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(2)            North America hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(3)            Colombia hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 20 years. Colombia includes generation from both hydroelectric and Co-gen facilities.

(4)            Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)            Wind LTA is the expected average level of generation, as obtained from the results based on simulated historical wind speed data performed over a period of typically 10 years.

(6)            Includes Co-gen and biomass.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Interim Report contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report, in other filings with the U.S. Securities and Exchange Commission (“SEC”) or in other communications with Canadian regulators - see “PART 9 - Cautionary Statements”. We make use of non-IFRS measures in this Interim Report - see “PART 9 - Cautionary Statements”. This Interim Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

Letter to UNITHOLDERS

The business performed well in the second quarter delivering adjusted EBITDA and FFO of $457 million and $181 million respectively. This is a substantial increase compared to the same period last year when we delivered $377 million and $105 million, respectively. Margin expansion, project development and growth contributed to the strong financial results. Our current liquidity position exceeds $2 billion, positioning us well to continue to grow the business.

We continue to make progress on closing the TerraForm Power and TerraForm Global transactions. Certain important milestones have been met, including bankruptcy court approval, and the transactions are still expected to close in the second half of this year.

Following quarter end, we agreed to acquire a 25% interest in the UK’s largest pumped storage asset for
£196 million alongside our institutional partners. The portfolio comprises 2.1 gigawatts of capacity across two plants representing 75% of the UK’s pumped storage capacity, and 50% of its hydro capacity. Pumped storage plants act as large-scale batteries for the UK power market.  With the UK facing historically tight supply margins, the closure of coal plants, and the development of intermittent wind and solar plants, these two assets provide critical back-up power and grid stabilization services. This acquisition is expected to be completed in the third quarter.

Financial Results and Operations

Our business in North America produced strong results during the quarter supported by above average generation in Canada and the U.S. northeast. In addition, through active management of our reservoirs we are very well positioned for summer peak pricing. We operate the business with a predominantly contracted portfolio (in excess of 90%) while maintaining a small but valuable level of upside optionality to our revenue profile.

We also continue to benefit from significant capacity and ancillary service sales which supplement energy sales across our fleet of assets.  During the quarter, we cleared 900 megawatts in the PJM capacity auction to enhance revenues in the 2020/2021 time frame.  These capacity and ancillary sales generally increase our revenue from North American operations by over 25% relative to current energy prices.  Finally, the trend toward long term contracting opportunities from both corporate buyers and government procurement programs continues and we are actively engaged in a number of these processes.

Our European business achieved strong availability this quarter, and advanced a number of key development contracting initiatives which will enhance operating cash flow.  We commissioned our 15 megawatt Crockandun wind farm in Northern Ireland this quarter, and are progressing an additional 82 megawatts of construction stage projects in Europe to be commissioned between 2017 and 2019.

In Brazil, we reported strong results despite below average hydro generation. The economy in Brazil continues to improve with GDP expected to grow 0.5% year-over-year in 2017. Inflation has moderated and is now at 3.0%, and interest rates continue to decline.  Accordingly, the economy remains on track to deliver growth, and with little new supply being built, this provides meaningful opportunities for our portfolio to capture premium pricing.  Power prices trended above R$400/MWh during the quarter as electricity demand improved and hydrology remained below average. Our wind portfolio performed very strongly in the quarter delivering generation over 20% above the long-term average. The construction of two small hydro facilities in Brazil with a combined capacity of 47 megawatts continues on scope, schedule and budget; 28 megawatts of this is nearing completion and on schedule to be fully commissioned in the third quarter of this year. In addition to the assets above, we have approximately 70 megawatts of advanced stage projects expected to come online in 2019 and 2020.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

Our business in Colombia continues to perform well.  Asset availability was very high during the quarter as significant precipitation resulted in generation levels being nearly 20% above long-term average.  Approximately 70% of our generation in the company is contracted, providing stability to cash flows.  We are now advancing many of the initiatives that we anticipated when we acquired the business.  During the quarter we signed our first 10 year power contract with a local utility for 60 GWh/year.  We also advanced approximately 100 megawatts of late stage development with the objective of commercializing these projects in the next few years.  Finally, we continue to reduce costs in the business, working with management to increase productivity and leverage resources in other parts of our business.

Organic Growth

We remain on track to deliver compounded annual FFO per share growth of 8% to 10% for the five year period beginning 2012. To achieve this, we have focused on adding assets to our portfolio that are underpinned by stable, long term streams of cash flow, but ones that can be enhanced by improving their operations. These key operational initiatives give us confidence that we can continue to grow per share FFO by 5% to 9% annually without reliance on rising power prices or acquisitions, both of which represent upside to our investors.

Our organic growth expectations are underpinned by the following:

Inflation Escalation (1% to 2% annual FFO growth)

We have embedded inflation escalators in many of our contracts that are on track to contribute 1% to 2% to bottom line FFO growth this year as we keep our costs growing below inflation in our mature businesses.

Margin Expansion (1% to 2% annual FFO growth)

We also have ample room to reduce costs in new businesses that we acquire.  Accordingly, we can deliver 1% to 2% annual FFO growth from margin expansion across our business as we both improve productivity and optimize the revenue profile of our portfolios. Much of our emphasis in the next several years will be on our Colombian portfolio where we are executing on our business plan for cost reductions across the board.

Development Pipeline (3% to 5% annual FFO growth)

Our proprietary development pipeline will contribute meaningful accretion to our per share FFO as our experienced development teams continue to work to deliver 15% to 20% returns on equity from these projects.  Over the next three years, the projects that we are currently working on should add $40 - $50 million to our annual FFO and we expect to fund them largely with cash on hand.

Liquidity

Our liquidity position exceeds $2 billion, including the proceeds of our recent equity issuance.  Accordingly, we are well positioned to fund growth opportunities. In addition, we continued to surface capital from our operating portfolio. We closed one re-financing in the quarter and one shortly thereafter, raising approximately $100 million in incremental proceeds. One of the re-financings was the issuance of our first ever green bond, a $475 million project financing that we secured against our 360 megawatt White Pine hydroelectric portfolio. The White Pine portfolio has benefitted from rising capacity revenues in New England, enabling us to up-finance the debt by $125 million ($62.5 million net to Brookfield Renewable) on an investment grade basis.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

At quarter end, the weighted average remaining duration of our project level debt was 9 years and our exposure to floating rate debt was 17%. In North America and Europe combined, approximately 90% of our debt is fixed rate with an average duration of 9 years providing strong protection to rising interest rates.

With our strong results, robust growth pipeline, and ample liquidity, we remain comfortable with our current payout ratio, and believe that we have a visible pathway to reduce our current level to the mid-80s over the next few years.

Outlook

In the coming months, our focus will remain on optimising the value of our operating assets, advancing our development projects on scope, schedule and budget, and progressing our transaction pipeline, which remains robust.

We are grateful for your continued support, and look forward to updating you on our progress again next quarter.

Sincerely,

Sachin Shah

Chief Executive Officer

August 4, 2017

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

Our Competitive Strengths

Brookfield Renewable Partners L.P. ("Brookfield Renewable") is the owner and operator of a diversified portfolio of high quality assets that generate electricity from renewable resources.

Our business model is to utilize our global reach to identify and acquire or develop high quality renewable power generating assets at favorable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets using our experienced operating teams to earn stable, attractive, long-term total returns for the benefit of our shareholders.

One of the largest pure play renewable platforms.  We own one of the world’s largest publicly traded, pure play renewable power portfolios with approximately $26 billion in total power assets, 10,636 MW of installed capacity and a development pipeline of approximately 7,000 MW. Annualized long-term average generation on a proportionate basis is 23,437 GWh. Our portfolio includes 218 hydroelectric generating stations on 82 river systems, 36 wind facilities and four biomass facilities, diversified across 15 power markets in North America, Colombia, Brazil and Europe.

The following charts illustrate annualized long-term average generation on a proportionate basis, adjusting for the share from facilities in which we own less than a 100% interest:

Source of Energy	Region

Focus on attractive hydroelectric asset class.  Our assets are predominantly hydroelectric and represent one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Our North American and Colombian assets have the ability to store water in reservoirs approximating 27% of their annualized long-term average generation. Our assets in Brazil benefit from a framework that levelizes generation risk across hydroelectric producers. These two things combined provide partial protection against short-term changes in water supply. As a result of our scale and the quality of our assets, we are competitively positioned compared to other renewable power generators, providing significant scarcity value to investors.

Stable, high quality cash flows with attractive long-term value for LP Unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Over 90% of our 2017 proportionate generation output is contracted to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. The power purchase agreements have a weighted-average remaining duration of 16 years (on a proportionate basis), providing long-term cash flow visibility.

Strong financial profile. With approximately $26 billion of total power assets, our debt to total capitalization is 38% and approximately 78% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

approximately seven and nine years, respectively. Our available liquidity as at the date of this report included approximately $2 billion of cash and cash equivalents, available-for-sale securities and the available portions of credit facilities.

Well positioned for cash flow growth. We have strong organic growth prospects with a development pipeline of approximately 7,000 MW spread across all of our operating platforms, combined with the ability to capture operating efficiencies and the value of rising power prices for the uncontracted portion of our operating portfolio. Our organic growth is complemented by our strong acquisition capabilities. Over the last ten years, we have acquired or commissioned 80 hydroelectric facilities totaling approximately 5,000 MW, 39 wind facilities totaling approximately 1,500 MW, four biomass facilities totaling 175 MW and one 300 MW Co-gen plant. Our ability to develop and acquire assets is strengthened by our established operating and project development teams, strategic relationship with Brookfield Asset Management, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield Asset Management sponsored or co-sponsored partnerships.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring a sustainable distribution yield. We target a long-term distribution payout ratio of approximately 70% of Funds From Operations and a long-term distribution growth rate in a range of 5% to 9% annually.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

Management’s Discussion and Analysis

For the three and six months ended June 30, 2017

This Management’s Discussion and Analysis for the three and six months ended June 30, 2017 is provided as of August 4, 2017. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.

Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, redeemable/exchangeable partnership units held by Brookfield (“Redeemable/Exchangeable partnership units”), in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units will be collectively referred to throughout as “Unitholders” or as “per Unit”. The LP Units and Redeemable/Exchangeable partnership units have the same economic attributes in all respects.  See – “PART 8 - Presentation to Stakeholders and Performance Measurement”.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, £ and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.

For a description on our operational and segmented information and the non-IFRS financial measures we use to explain our financial results, see – “PART 8 - Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see – “PART 2 - Financial Performance Review” and “PART 5 – Proportionate Information”. This Management’s Discussion and Analysis contains forward looking information within the meaning of U.S. and Canadian securities laws. Refer to – “PART 9 - Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures.  Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

PART 1 – Q2 2017 Highlights	7	PART 5 - Proportionate Information
		Generation and financial review by segments	33
PART 2 – Financial Performance Review		Long-term debt and credit facilities	39
Generation and financial review for the three months ended June 30, 2017	9	PART 6 - Selected Quarterly Information
Generation and financial review for the six months ended June 30, 2017	16	Summary of historical quarterly results	40
Contract profile	23	PART 7 - Critical Estimates, Accounting Policies
		and Internal Controls	41
PART 3 – Liquidity and Capital Resources		Subsequent events	43
Capitalization, available liquidity and long-term	25
borrowings		PART 8 - Presentation to Stakeholders and
Consolidated statements of cash flows	27	Performance Measurement	44
Shares and units outstanding	28
Dividends and distributions	29	PART 9 - Cautionary Statements	48
Contractual obligations	29
Off-statement of financial position arrangements	29

PART 4 – Additional Financial Information
Property, plant and equipment	30
Related party transactions	30
Equity	31

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

PART 1 – Q2 2017 HIGHLIGHTS

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2017	2016
Operational information

Capacity (MW)	10,636	10,663	10,636	10,663

Total generation (GWh)
Long-term average generation	10,942	10,951	21,481	19,995
Actual generation	11,618	8,792	22,102	17,821
Average revenue ($ per MWh)	59	71	62	73

Proportionate generation (GWh)
Long-term average generation	6,402	6,336	12,394	11,805
Actual generation	6,719	5,197	12,880	11,093
Average revenue ($ per MWh)	65	71	66	70

Selected financial information

Revenues	$683	$627	$1,360	$1,301
Net Income (loss)	85	(19)	112	60
Adjusted EBITDA(1)	457	377	910	832
Funds From Operations(1)	181	105	347	292
Adjusted Funds From Operations(1)	164	88	313	259
Basic earnings (loss) per LP Unit(2)	0.13	(0.11)	0.18	0.05
Funds From Operations per Unit(1)(2)	0.61	0.37	1.16	1.05
Distribution per LP Unit	0.47	0.45	0.94	0.89

(1)       Non-IFRS measures. See “PART 2 - Financial Performance Review”, “PART 5 - Proportionate Information”, “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

(2)       For the three and six months ended June 30, 2017, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 299.2 million and 299.2 million, respectively (2016: 280.8 million and 278.2 million).

	Jun 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2017	2016
Liquidity and Capital Resources

Available liquidity(1)	$1,576	$1,191
Debt to capitalization	38%	38%
Borrowings non-recourse to Brookfield Renewable	78%	78%
Corporate borrowings
Average debt term to maturity	6.9 years	7.4 years
Average interest rate	4.5%	4.5%
Subsidiary borrowings on a proportionate basis
Average debt term to maturity	9.5 years	9.6 years
Average interest rate	6.1%	6.2%

(1)       Available liquidity as of the date of this report is approximately $2 billion.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

Operating Results

Generation for the quarter of 11,618 GWh was ahead of the long-term average of 10,942 GWh and ahead of the prior year of 8,792 GWh. The incremental contribution from the growth in our portfolio was 74 GWh as compared to the long-term average of 87 GWh. Proportionate generation was  6,719  GWh versus the prior year of  5,197  GWh.

Net income for the three months ended June 30, 2017 was $85 million ($0.13 per LP Unit) versus a net loss of $19 million ($0.11 per LP Unit) for the same period in 2016. The increase in net income is primarily attributable to the increase in Funds From Operations.

Funds From Operations was $181 million ($0.61 per Unit) for the three months ended June 30, 2017 compared with $105 million ($0.37 per Unit) for the same period in 2016. The portfolio benefitted from stronger generation across our North American and Colombian hydroelectric assets and from stronger relative pricing in our Brazilian portfolio.

Growth and Development

During the quarter, we achieved full commissioning of a 15 MW wind project in Ireland with annualized long-term average generation of 46 GWh. The project is expected to contribute annualized Funds From Operations of approximately $1.5 million.

The remaining assets currently under construction expected to be completed over the next two years will contribute Funds From Operations on an annualized basis of approximately $13 million. The two hydroelectric development projects in Brazil and four wind projects in Europe, collectively, have an installed capacity of 129 MW and annualized long-term average generation of 546 GWh.

Subsequent to the end of the quarter, along with our institutional partners, we signed an agreement to acquire a 25% interest in a 2.1 GW pumped storage portfolio located in the United Kingdom. The value of the investment is £196 million ($256 million) and Brookfield Renewable will retain an approximate 7.5% interest in the portfolio.

Equity transactions

Subsequent to the quarter, we completed a LP Unit offering at a price of C$42.15 per LP Unit. Concurrently, Brookfield Asset Management had purchased LP Units in a private placement. The aggregate gross proceeds were C$550 million ($418 million).

Credit Facilities and Subsidiary Borrowings

During the quarter, the following financing initiatives were completed:

•          $1.6 billion corporate facilities extended maturity date by one year to June 2022

•         $65 million associated with a 44 MW hydroelectric portfolio in New England

•         C$55 million ($43 million) associated with a 17 MW hydroelectric portfolio in Quebec

•         $11 million associated with a 11 MW wind portfolio in Arizona

Subsequent to the end of the quarter, we refinanced $350 million of debt associated with a 360 MW hydroelectric portfolio in New England, with the issuance of a $475 million, 15-year interest only green bonds. We also obtained a $25 million letter of credit facility for the portfolio.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

PART 2 – FINANCIAL PERFORMANCE REVIEW

GENERATION AND FINANCIAL REVIEW FOR THE THREE MONTHS ENDED JUNE 30

The following chart reflects the actual and long-term average generation in GWh for the three months ended June 30:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2017	2016	2017	2016	2017	2016
Hydroelectric
North America
United States	3,666	2,590	3,619	3,599	47	(1,009)	1,076
Canada	1,737	1,348	1,508	1,508	229	(160)	389
	5,403	3,938	5,127	5,107	276	(1,169)	1,465
Colombia	4,138	2,787	3,509	3,509	629	(722)	1,351
Brazil	1,061	1,082	1,159	1,148	(98)	(66)	(21)
	10,602	7,807	9,795	9,764	807	(1,957)	2,795
Wind
North America
United States	281	284	372	372	(91)	(88)	(3)
Canada	282	205	292	292	(10)	(87)	77
	563	489	664	664	(101)	(175)	74
Europe	240	278	259	326	(19)	(48)	(38)
Brazil	123	149	101	101	22	48	(26)
	926	916	1,024	1,091	(98)	(175)	10
Other	90	69	123	96	(33)	(27)	21
Total	11,618	8,792	10,942	10,951	676	(2,159)	2,826

See – “PART 8 - Presentation to Stakeholders and Performance Measurement” for information on long-term average, our participation in a Brazilian hydroelectric balancing pool and our performance measurement.

Generation from our hydroelectric portfolios in North America and Colombia was above long-term average and ahead of the same period of the prior year due to improved inflows.  This was slightly offset by lower generation from our hydroelectric portfolio in Brazil, resulting from weaker hydrological conditions. The growth in our portfolio contributed 26 GWh.

Generation at our wind facilities was consistent with the same period of the prior year but below long-term average due to lower wind resources. The same period of the prior year included 66 GWh relating to the 137 MW wind portfolio in Ireland that was sold in the first quarter of 2017. The growth in our portfolio contributed 13 GWh.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides reconciliation to net income (loss) for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Revenues	$683	$627
Other income	10	10
Share of cash earnings from equity-accounted investments	4	2
Direct operating costs	(240)	(262)
Adjusted EBITDA(1)	457	377
Management service costs	(21)	(15)
Interest expense – borrowings	(156)	(161)
Current income taxes	4	(5)
Distributions to preferred limited partners	(7)	(3)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(90)	(81)
Preferred equity	(6)	(7)
Funds From Operations(1)	181	105
Adjusted sustaining capital expenditures(2)	(17)	(17)
Adjusted Funds From Operations(1)	164	88
Add: cash portion of non-controlling interests	96	88
Add: distributions to preferred limited partners	7	3
Add: adjusted sustaining capital expenditures	17	17
Depreciation	(198)	(204)
Unrealized financial instruments loss	(6)	(2)
Share of non-cash loss from equity-accounted investments	(2)	(3)
Deferred income tax expense	(16)	(6)
Other	23	-
Net income (loss)	$85	$(19)
	Average FX rates to USD
C$	1.34	1.29
	€0.91	0.89
R$	3.21	3.50
	£0.78	0.70
COP	2,920	2,991

(1)       Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

(2)       Based on long-term sustaining capital expenditure plans.

Revenues totaling $683 million represent an increase of $56 million over the prior year.

The North American hydroelectric portfolio benefitted from improved generation over the same period of the prior year partially offset by relatively lower realized pricing, resulting in a net contribution to revenues of $61 million.

Our Brazilian hydroelectric portfolio captured higher realized merchant power prices in the quarter. This was partially offset by lower generation, resulting in a net increase of $18 million to revenues.

Improved hydrological conditions at our Colombian portfolio were offset by relatively lower market power prices, resulting in a net decrease to revenues of $17 million.

Our wind portfolio performed in line with same period of the prior year as improved generation and realized pricing in Canada and Brazil were offset by lower contributions from our facilities in the United

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

States and Europe. The same quarter of the prior year included $6 million from a wake impact agreement with neighboring wind facilities in California.

On a proportionate basis, the total average revenue per MWh decreased by $6 per MWh, primarily attributable to lower relative power prices realized in our Colombian portfolio.

Direct operating costs totaling $240 million, represent a decrease of $22 million, primarily attributable to the reduction in power purchases in Colombia.

Management service costs totaling $21 million represent an increase of $6 million, attributable to the increase in the market value of our LP Units and from the growth in our capitalization value due to the issuance of Preferred LP Units and corporate medium-term notes over the last twelve months.

Interest expense totaling $156 million represents a decrease of $5 million, attributable to lower interest expense associated with amortizing subsidiary borrowings.

Distributions to preferred limited partners totaling $7 million represent an increase of $4 million, attributable to the Preferred LP Units issued in the current year and May 2016.

The cash portion of non-controlling interests totaling $96 million represents an increase of $8 million.

Funds From Operations totaling $181 million represent an increase of $76 million.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s chief operating decision maker (“CODM”) manages the business, evaluates financial results, and makes key operating decisions.  See Note 4 - Segmented information in our unaudited interim consolidated financial statements.

HYDROELECTRIC

The following table reflects the results of our operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2017
	North America
United States		Canada	Total	Colombia	Brazil	Total
Generation (GWh) – LTA	3,619	1,508	5,127	3,509	1,159	9,795
Generation (GWh) – actual	3,666	1,737	5,403	4,138	1,061	10,602
Revenues	$225	$101	$326	$190	$74	$590
Adjusted EBITDA(1)	160	82	242	98	58	398
Funds From Operations(1)	$93	$65	$158	$15	$45	$218

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
United States		Canada	Total	Colombia	Brazil	Total
Generation (GWh) – LTA	3,599	1,508	5,107	3,509	1,148	9,764
Generation (GWh) – actual	2,590	1,348	3,938	2,787	1,082	7,807
Revenues	$190	$78	$268	$202	$50	$520
Adjusted EBITDA(1)	123	62	185	90	36	311
Funds From Operations(1)	$55	$45	$100	$11	$22	$133

(1)            Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 – Cautionary Statements”.

North America

Generation across the portfolio experienced a return to long-term average and an improvement from the same period of the prior year. In particular, we benefitted from stronger inflows at our wholly-owned facilities in New York, Quebec and Ontario. We actively managed our reservoirs and ended the quarter in line with long-term average, leaving us well positioned for the summer months. The portfolio generated 5,403 GWh which was above the long-term average of 5,127 GWh and an increase of 1,465 GWh as compared to the same period of the prior year.

Revenues totaling $326 million represent an increase of $58 million over the same period of the prior year. Stronger inflows across the portfolio were partially offset by relatively lower realized pricing resulting in a net contribution of $61 million to revenues. The appreciation of the U.S. dollar, compared to the same quarter of the prior year, had a $3 million impact on revenues but also affected operating and borrowing costs for a net decrease of $2 million to Funds From Operations.

Funds From Operations totaling $158 million represent an increase of $58 million compared to the prior year, driven primarily by the increase in generation.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

Colombia

The portfolio benefitted from improved hydrological conditions generating 4,138 GWh which was above the long-term average of 3,509 GWh and an increase of 1,351 GWh as compared to the same period of the prior year.

The strong hydrological conditions were however offset by low power prices, resulting in a net decrease to revenues of $17 million. The depreciation of the U.S. dollar, compared to the same quarter of the prior year, contributed $5 million in revenues but also affected operating and borrowing costs for a net contribution of $nil to Funds From Operations.

Funds From Operations totaling $15 million represent an increase of $4 million compared to the prior year as the decrease in revenues was offset by savings in direct operating expenses due to lower fuel and power purchases.

Brazil

The portfolio generated 1,061 GWh which was below the long-term average of 1,159 GWh and a decrease of 21 GWh as compared to the same period of the prior year. Included in total generation is the 26 GWh contribution from the recently commissioned 25 MW facility.

Our uncontracted generation captured stronger pricing during the quarter which was partially offset by lower generation, resulting in a net contribution of  $18 million to revenues. The 25 MW facility commissioned during the first quarter contributed $2 million to revenues. The depreciation of the U.S. dollar,  compared to the same quarter of the prior year, contributed $4 million in revenues but also affected operating and borrowing costs for a net contribution of $2 million to Funds From Operations.

Funds From Operations totaling $45 million represent an increase of $23 million compared to the same period of the prior year.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

WIND

The following table reflects the results of our operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2017
	North America
United States		Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA	372	292	664	259	101	1,024
Generation (GWh) – actual	281	282	563	240	123	926
Revenues	$31	$24	$55	$21	$11	$87
Adjusted EBITDA(1)	22	19	41	11	10	62
Funds From Operations(1)	$7	$13	$20	$2	$2	$24

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
United States		Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA	372	292	664	326	101	1,091
Generation (GWh) – actual	284	205	489	278	149	916
Revenues	$38	$23	$61	$29	$8	$98
Adjusted EBITDA(1)	29	18	47	16	6	69
Funds From Operations(1)	$13	$12	$25	$3	$-	$28

(1)         Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

North America

Wind conditions were below long-term average across the portfolio, particularly at our California wind facilities, primarily due to lower wind resources. Over the same period of the prior year, generation at our Canadian facilities improved due to stronger wind conditions and in the United States generation was consistent. The portfolio generated 563 GWh which was below the long-term average of 664 GWh and an increase of 74 GWh as compared to the same period of the prior year.

Revenues totaling $55 million represent a decrease of $6 million, primarily driven by the one-time proceeds from a wake impact agreement with neighboring wind facilities in California received in same quarter of the prior year.

Funds From Operations totaling $20 million represent a decrease of $5 million compared to the prior year.

Europe

Wind conditions in Ireland were improved in the quarter. However, generation was lower than prior year which included 66 GWh provided by the 137 MW wind portfolio in Ireland that was sold in the first quarter of 2017. During the quarter, we benefitted from the incremental contribution of 13 GWh derived from a full quarter’s generation from our facilities commissioned in 2016 and 2017.

Revenues totaling $21  million represent a decrease of $8 million. Lower realized merchant prices from our Irish wind facilities were partially offset by the increase in generation, resulting in a net decrease of $3 million to revenues. The 137 MW wind facility sold during the first quarter of 2017 had contributed $5  million and $2 million in revenues and Funds From Operations, respectively, in the same quarter of the prior year.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

Funds From Operations totaling $2  million represent a decrease of $1 million.

Brazil

Stronger wind conditions across the portfolio resulted in generation remaining above long-term average but below the same period of the prior year.

Revenues totaling $11 million represent an increase of $3 million, primarily attributable to higher realized power prices as our portfolio leveraged an auction mechanism in the Brazilian power market to secure more favorably priced contracts for the remainder of the current year.

Funds From Operations totaling $2 million represent an increase of $2 million.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

GENERATION AND FINANCIAL REVIEW FOR THE SIX MONTHS ENDED JUNE 30, 2017

The following chart reflects the actual and long-term average generation in GWh for the six months ended June 30:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2017	2016	2017	2016	2017	2016
Hydroelectric
North America
United States	7,088	6,112	7,171	6,800	(83)	(688)	976
Canada	3,237	3,078	2,736	2,741	501	337	159
	10,325	9,190	9,907	9,541	418	(351)	1,135
Colombia	7,564	4,412	7,017	5,762	547	(1,350)	3,152
Brazil	2,118	2,108	2,298	2,341	(180)	(233)	10
	20,007	15,710	19,222	17,644	785	(1,934)	4,297
Wind
North America
United States	454	504	623	623	(169)	(119)	(50)
Canada	593	506	616	616	(23)	(110)	87
	1,047	1,010	1,239	1,239	(192)	(229)	37
Europe	672	749	687	777	(15)	(28)	(77)
Brazil	262	262	182	182	80	80	-
	1,981	2,021	2,108	2,198	(127)	(177)	(40)
Other	114	90	151	153	(37)	(63)	24
Total	22,102	17,821	21,481	19,995	621	(2,174)	4,281

During the six months ended June 30, 2017, strong inflows and improved hydrological conditions benefited the overall hydroelectric portfolio. In North America, we experienced a return to long-term average in the United States and continued strong contributions from our wholly owned assets in Canada. In Colombia, the region recovered from the dry conditions experienced in the same period of the prior year. In Brazil, we saw a marginal improvement over the same period of the prior year but generation remained below the long-term average. The portfolio generated 20,007 GWh, with the growth in our portfolio contributing 1,723 GWh.

Generation at our wind facilities in North America and Europe was in line with its performance from the same period of the prior year but below long-term average due to lower wind resources. The portfolio generated 1,981 GWh, with the growth in our portfolio contributing 24 GWh. Generation, in the same period of the prior year, included 98 GWh relating to the 137 MW wind portfolio in Ireland that was sold in the first quarter of 2017.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides reconciliation to net income for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Revenues	$1,360	$1,301
Other income	18	32
Share of cash earnings from equity-accounted investments	5	4
Direct operating costs	(473)	(505)
Adjusted EBITDA(1)	910	832
Management service costs	(37)	(30)
Interest expense – borrowings	(319)	(288)
Current income taxes	(12)	(12)
Distributions to preferred limited partners	(13)	(6)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(170)	(191)
Preferred equity	(12)	(13)
Funds From Operations(1)	347	292
Adjusted sustaining capital expenditures(2)	(34)	(33)
Adjusted Funds From Operations(1)	313	259
Add: cash portion of non-controlling interests	182	204
Add: distributions to preferred limited partners	13	6
Add: adjusted sustaining capital expenditures	34	33
Depreciation	(398)	(383)
Unrealized financial instruments loss	(26)	(2)
Share of non-cash loss from equity-accounted investments	(6)	(4)
Deferred income tax expense	(21)	(41)
Other	21	(12)
Net income	$112	$60
	Average FX rates to USD
C$	1.33	1.33
	€0.92	0.90
R$	3.18	3.70
	£0.79	0.70
COP	2,920	3,114

(1)       Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

(2)       Based on long-term sustaining capital expenditure plans.

Revenues totaling $1,360 million represent an increase of $59 million over the prior year.

The increase in generation at our North American hydroelectric portfolio, over the same period of the prior year, was partially offset by relatively lower realized pricing resulting in a net contribution to revenues of $17 million. Incremental contributions from a full period’s contribution from the growth in our portfolio increased revenues by $18 million.

In Colombia, improved hydrological conditions were more than offset by lower merchant power prices, resulting in a net decrease to revenues of $30 million.

The Brazilian hydroelectric portfolio continued to benefit from relatively higher realized merchant power prices.  This was slightly offset by lower generation resulting in a net increase of $22 million to revenues. Incremental contributions from the growth in our portfolio increased revenues by $4 million.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

Incremental contributions from the growth in our European wind portfolio increased revenues by $2 million. In the first quarter of 2017, we sold a 137 MW wind portfolio in Ireland that had contributed $8  million in revenues in the same period of the prior year. The prior year also included $6 million from a wake impact agreement with neighboring wind facilities in California.

The depreciation of the U.S. dollar, compared to the same period of the prior year, contributed $40  million to revenues but also affected operating and borrowing costs for a net contribution of $9 million to Funds From Operations. Other income decreased primarily due to the $22 million gain realized on the settlement of foreign currency hedging contracts in the prior year.

The total average revenue per MWh on a proportionate basis decreased by $4 per MWh, primarily attributable to lower merchant power prices realized in our Colombian portfolio.

Direct operating costs totaling $473 million represent a decrease of $32 million. The decrease was primarily attributable to the reduction in power purchases in Colombia and the successful recovery of excess property taxes paid in the previous years at one of our Canadian hydroelectric facilities. Incremental direct operating costs of $38 million relate to a full period’s impact from the growth in our portfolio.

Management service costs totaling $37 million represent an increase of $7 million, primarily attributable to the increase in the market value of our LP Units and from the growth in our capitalization value due to the issuance of LP Units, Preferred LP Units and corporate medium-term notes over the last twelve months.

Interest expense totaling $319 million represents an increase of $31 million. The increase attributable to the growth in our portfolio is $25 million. The remaining increase is attributable to project level re-financings and the issuance of corporate medium-term notes in 2016.

Distributions to preferred limited partners totaling $13 million represent an increase of $7 million, attributable to the Preferred LP units issued in the current year and in May 2016.

The cash portion of non-controlling interests totaling $182 million represents a decrease of $22 million, primarily attributable to lower Funds from Operations at partially owned assets.

Funds From Operations totaling $347 million represent an increase of $55 million.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

SEGMENTED RESULTS

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2017
	North America
United States		Canada	Total	Colombia	Brazil	Total
Generation (GWh) – LTA	7,171	2,736	9,907	7,017	2,298	19,222
Generation (GWh) – actual	7,088	3,237	10,325	7,564	2,118	20,007
Revenues	$440	$199	$639	$388	$140	$1,167
Adjusted EBITDA(1)	309	169	478	200	109	787
Funds From Operations(1)	$171	$135	$306	$25	$78	$409

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
United States		Canada	Total	Colombia	Brazil	Total
Generation (GWh) – LTA	6,800	2,741	9,541	5,762	2,341	17,644
Generation (GWh) – actual	6,112	3,078	9,190	4,412	2,108	15,710
Revenues	$417	$185	$602	$395	$98	$1,095
Adjusted EBITDA(1)	285	171	456	182	71	709
Funds From Operations(1)	$142	$139	$281	$21	$43	$345

(1)            Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

North America

Generation across the portfolio was above long-term average for the first six months of the year and ahead of the same period of the prior year which was impacted by weaker inflows in the second quarter. In particular, inflows have been strong at our wholly-owned facilities in New York, Quebec and Ontario. We actively managed our reservoirs and ended the quarter in line with long-term average and leaving us well positioned for the summer months. The portfolio generated 10,325 GWh which was above the long-term average of 9,907 GWh and an increase of 1,135 GWh as compared to the same period of the prior year. Included in total generation is the incremental contribution of 399 GWh from a full period’s generation relating to our 296 MW portfolio in Pennsylvania acquired in the second quarter of 2016.

Revenues totaling $639 million represent an increase of $37 million over the same period of the prior year. Stronger inflows during the second quarter were partially offset by relatively lower realized prices resulting in a net contribution of $17 million to revenues. Included in total revenues is the contribution of $18 million from a full period’s generation at our 296 MW portfolio in Pennsylvania.

The depreciation of the U.S. dollar, compared to the same period of the prior year, increased revenues by $1 million but also caused an offsetting impact to operating and borrowing costs.  In the prior year, included in Other income, we benefitted from $22 million in hedging gains resulting from our ongoing foreign currency hedging program.

During the first quarter of 2017, we were successful in recovering $8 million of excess property taxes, paid in the previous years, at one of our Canadian hydroelectric facilities.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

Funds From Operations totaling $306 million represent an increase of $25 million. The increase is primarily attributable to improved generation across our portfolio.

Colombia

The portfolio generated 7,564 GWh which was above the long-term average of 7,017 GWh and an increase of 3,152 GWh as compared to the same period of the prior year where we experienced drier conditions. The incremental generation associated with a full period’s contribution was 1,272 GWh.

Revenues totaling $388 million represent a decrease of $7 million over the same period of the prior year.

Strong hydrological conditions and a full period’s contribution from growth were offset by lower power prices resulting in a net impact to revenues of $30 million.

The depreciation of the U.S. dollar, compared to the same period of the prior year, contributed $23 million to revenues but also affected operating costs, borrowing costs, current income taxes, and the cash portion of non-controlling interests for a $1 million net contribution to Funds From Operations.

Over the same period of the prior year, operating costs reduced by $72 million due to the reduction in power purchases.

The full period’s contribution from the portfolio also impacted operating costs, borrowing costs, current income taxes, and the cash portion of non-controlling interests reducing Funds From Operations by $39 million.

Funds From Operations totaling $25 million represent an increase of $4 million.

Brazil

The portfolio generated 2,118 GWh which was below the long-term average of 2,298 GWh and an increase of 10 GWh as compared to the same period of the prior year. Included in total generation is the 52 GWh contribution from the recently commissioned 25 MW facility.

Revenues totaling $140 million represent an increase of $42 million over the same period of the prior year. The portfolio captured relatively higher power prices offset by lower generation, resulting in a net contribution of $22 million to revenues. Included in total revenues is a $4 million contribution from the 25 MW facility commissioned recently.

The depreciation of the U.S. dollar contributed $16 million in revenues but also affected operating and borrowing costs for a net contribution of $5 million to Funds From Operations.

Funds From Operations totaling $78 million represent an increase of $35 million.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

WIND

The following table reflects the results of our wind operations for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2017
	North America
United States		Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA	623	616	1,239	687	182	2,108
Generation (GWh) – actual	454	593	1,047	672	262	1,981
Revenues	$48	$55	$103	$58	$20	$181
Adjusted EBITDA(1)	32	46	78	37	18	133
Funds From Operations(1)	$8	$33	$41	$9	$4	$54

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
United States		Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA	623	616	1,239	777	182	2,198
Generation (GWh) – actual	504	506	1,010	749	262	2,021
Revenues	$60	$52	$112	$71	$13	$196
Adjusted EBITDA(1)	43	43	86	45	11	142
Funds From Operations(1)	$14	$30	$44	$11	$1	$56

(1)            Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

North America

Wind conditions were below long-term average across our portfolio primarily due to lower wind resources in the U.S. Our wholly-owned Canadian facilities experienced improved wind conditions over the same period of the prior year. The portfolio generated 1,047 GWh, below the long-term average of 1,239 GWh and an increase of 37 GWh as compared to the same period of the prior year.

Revenues totaling $103 million represent a decrease of $9 million. In the same period of the prior year, we received $6 million in proceeds from a wake impact agreement with neighboring wind facilities in California. The balance of the decrease in revenue is primarily attributable to lower generation at our facilities in the United States.

Funds From Operations totaling $41 million represent a decrease of $3 million. The impact to Funds From Operations of lower revenues in the United States was mitigated by our proportionate interests in the portfolio.

Europe

The portfolio generated 672 GWh, consistent with the long-term average of 687 GWh and a decrease of 77 GWh as compared to the same period of the prior year. Included in total generation is the incremental contribution from a full quarter’s generation of 24 GWh from our facilities commissioned in 2016 and 2017. Generation in the same period of the prior year included 98 GWh relating to the 137 MW wind portfolio in Ireland that was sold in the first quarter of 2017.

Revenues totaling $58  million represent a decrease of $13 million. The Irish wind facilities were impacted by lower realized merchant prices compared to same period of the prior year resulting in a $5 million decrease to revenues. The 137 MW wind facility sold during the first quarter of 2017 had contributed $8

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

million in revenues in the prior year. Included in total revenues is the incremental contribution of $2 million from the facilities commissioned in 2016 and 2017.

Funds From Operations totaling $9  million represent a decrease of $2 million.

Brazil

The portfolio generated 262 GWh, which was above the long-term average of 182 GWh and unchanged as compared to the same period of the prior year.

Revenues totaling $20 million represent an increase of $7 million compared to the same period of the prior year, primarily attributable to the higher realized power prices as our portfolio leveraged an auction mechanism in the Brazilian power market to secure more favorably priced contracts for the remainder of the year. The depreciation of the U.S. dollar compared to the same period of the prior year contributed $2 million in revenues but also affected operating and borrowing costs for a $nil contribution to Funds From Operations.

Funds From Operations totaling $4 million represent an increase of $3 million compared to the prior year, representing our proportionate share of the increase in revenues.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

CONTRACT PROFILE

We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.

In Brazil and Colombia we also expect power prices will continue to be supported by the need to build new supply over the medium to long term to serve growing demand. In these markets contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium term.

The following table sets out our contracts over the next five years for generation output in North America and Europe, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 70%, respectively, of the long-term average and we would expect to maintain this going forward.

FOR THE YEAR ENDED DECEMBER 31	Balance of 2017	2018	2019	2020	2021
Generation (GWh)
Contracted(1)
Hydroelectric
North America
United States(2)	3,326	6,953	6,306	6,306	6,098
Canada	2,377	5,051	5,051	3,584	3,091
	5,703	12,004	11,357	9,890	9,189
Wind
North America
United States	221	511	511	511	511
Canada	581	1,197	1,197	1,197	1,197
	802	1,708	1,708	1,708	1,708
Europe	214	458	458	404	398
	1,016	2,166	2,166	2,112	2,106
	6,719	14,170	13,523	12,002	11,295
Uncontracted	318	1,531	2,178	3,699	4,406
Long-term average on a proportionate basis(3)	7,037	15,701	15,701	15,701	15,701
Non-controlling interests	2,514	5,745	5,745	5,745	5,745
Total long-term average	9,551	21,446	21,446	21,446	21,446

Contracted generation - as at June 30, 2017
% of total generation on a proportionate basis	95%	90%	86%	76%	72%

Price per MWh - total generation on a
proportionate basis	$71	$72	$75	$78	$80

(1)            Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract. In the years 2018-2021, on a proportionate basis, there is 38 GWh contributed from assets under construction that meet the aforementioned conditions.

(2)            Includes generation of 604 GWh for 2017 and 647 GWh for 2018 secured under financial contracts.

(3)            Long-term average on a proportionate basis includes wholly-owned assets and our share of assets we manage.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

Our North American portfolio has a weighted-average remaining contract duration of 21 years (on a proportionate basis). Over the next five years, three contracts at our hydroelectric facilities are expiring, including one in 2020 with annual long-term average of 1,467 GWh and two in 2021 with aggregate annual generation of 1,161 GWh.

In our Brazilian and Colombian portfolios, we have a weighted-average remaining duration on our contracts of 9 years and 2 years (on a proportionate basis), respectively. We continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation so as to mitigate hydrology risk.

In our European wind portfolio, we have a weighted-average remaining duration of 9 years (on a proportionate basis) after removing the long-term contracts associated with the 137 MW wind portfolio in Ireland sold in the first quarter of this year.

The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The composition of our contracted generation on a proportionate basis under power purchase agreements is comprised of Brookfield (66%), public power authorities (20%), distribution companies (10%) and industrial users (4%).

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

PART 3 - liquidity and capital Resources

Capitalization

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis.

The following table summarizes the total capitalization and debt to total capitalization using book values:

	Jun 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2017	2016
Credit facilities(1)	$588	$673
Corporate borrowings(2)	1,615	1,556
Subsidiary borrowings(3)	7,789	7,953
Long-term indebtedness	9,992	10,182
Deferred income tax liabilities, net of deferred income tax assets	3,675	3,652
Equity	12,400	12,672
Total capitalization	$26,067	$26,506
Debt to total capitalization	38%	38%

(1)       Comprised of $559 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable and $29 million borrowed under a subscription credit facility made available to a Brookfield sponsored private fund.

(2)       Amounts are unsecured and guaranteed by Brookfield Renewable.

(3)       Asset-specific, non-recourse borrowings secured against the assets of certain Brookfield Renewable subsidiaries.

Available liquidity

The following table summarizes the available liquidity:

	As of the date	Jun 30	Dec 31
(MILLIONS)	of report	2017	2016
Consolidated cash and cash equivalents	$174	$174	$223
Less: cash and cash equivalents attributable to
participating non-controlling interests in operating subsidiaries	(70)	(70)	(135)
Brookfield Renewable's share of cash and cash equivalents	104	104	88
Available-for-sale securities	186	186	136
Credit facilities
Authorized credit facilities	2,090	2,090	1,890
Draws on credit facilities(1)(2)	(89)	(559)	(673)
Issued letters of credit	(245)	(245)	(250)
Available portion of credit facilities	1,756	1,286	967
Available liquidity	$2,046	$1,576	$1,191

(1)       Comprised of $559 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable.  Excludes $29 million borrowed under a subscription credit facility made available to a Brookfield sponsored private fund.

(2)       Subsequent to the end of the quarter, the net proceeds from the LP unit issuance of $407 million and Brookfield Renewable’s proportionate share of incremental cash flows from refinancing associated with a 360 MW hydroelectric portfolio in New England of $63 million were used to repay the draws on credit facilities.

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment-grade basis. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on subsidiary borrowings and proceeds from the issuance of various securities through public markets.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

Credit facilities and subsidiary borrowings

During the six months ended June 30, 2017 we completed the following financing activities:

•          Extended the maturity by one year to June 2022 for $1.6 billion in corporate credit facilities

•          Increased the unsecured revolving credit facility provided by Brookfield Asset Management from $200 million to $400 million

•          Refinanced $65 million associated with a 44 MW hydroelectric portfolio in New England

•         Refinanced $60 million associated with a 417 MW hydroelectricity facility in Pennsylvania

•          Refinanced C$55 million ($43 million) associated with a 17 MW hydroelectric portfolio in Quebec

•          Refinanced $11 million associated with a 11 MW wind asset in Arizona

Subsequent to the end of the quarter, we refinanced the $350 million of debt associated with a 360 MW hydroelectric portfolio in New England, with the issuance of a $475 million, 15-year interest only green bonds.  At the same time, we also obtained a $25 million letter of credit facility for the portfolio.

The following table summarizes our undiscounted principal repayments as at June 30, 2017:

(MILLIONS)	Balance of 2017	2018	2019	2020	2021	Thereafter	Total
Principal repayments
Corporate borrowings and
credit facilities	29	154	-	362	544	1,119	$2,208
Subsidiary borrowings	764	299	550	1,031	926	4,282	7,852
	793	453	550	1,393	1,470	5,401	10,060
Unamortized financing fees, net of
unamortized premiums							(68)
							9,992
Equity-accounted investments	1	6	5	6	6	411	435
							$10,427

Subsidiary borrowings maturing in 2017 are expected to be refinanced or repaid at or in advance of maturity. We expect to source, consistent with our financing strategy, long-term, fixed rate, interest only debt that would increase the average term and reduce the average interest rate of our project debt portfolio. The 2017 repayments include $315 million and $305 million associated with operating assets within our New England and New York hydroelectric portfolios, respectively with the remainder being normal course amortization. Subsequent to the quarter end, we refinanced the $315 million debt maturing in 2017.

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2021 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

The overall maturity profile and average interest rates associated with our borrowings and credit facilities are as follows:

	Average term (years)		Average interest rate (%)
	Jun 30	Dec 31	Jun 30	Dec 31
	2017	2016	2017	2016
Corporate borrowings	6.9	7.4	4.5	4.5
Credit facilities	5.0	4.5	2.3	1.9
Subsidiary borrowings	8.6	9.0	6.2	6.4

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the unaudited interim consolidated statements of cash flows:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2017	2016	2017	2016
Cash flow provided by (used in):
Operating activities	$242	$139	$542	$364
Financing activities	(362)	322	(540)	2,747
Investing activities	(37)	(516)	(51)	(2,988)
Foreign exchange (loss) gain on cash	(5)	5	-	24
(Decrease) increase in cash and cash equivalents	$(162)	$(50)	$(49)	$147

Cash and cash equivalents as at June 30, 2017 totaled $174 million, representing a decrease of $49 million since December 31, 2016.

Operating Activities

Cash flows provided by operating activities totaling $242 million for the second quarter of 2017 represent a year-over-year increase of $103 million, primarily attributable to increase in Funds From Operations and change in working capital balances.

Cash flows provided by operating activities totaling $542 million for the six months ended June 30, 2017 represent a year-over-year increase of $178 million, primarily attributable to change in working capital balances and increase in Funds From Operations.

Financing Activities

Cash flows used in financing activities totaled $362 million for the second quarter of 2017. Long-term debt – borrowings totaling $152 million were related to our subsidiary financing initiatives and draws on credit facilities. Long-term debt – repayments totaling $207 million were related to the repayment of our subsidiary financing initiatives and draws on credit facilities.

For the three months ended June 30, distributions paid to unitholders of Brookfield Renewable or BRELP were $145 million (2016: $124 million). The distributions paid to preferred shareholders, preferred limited partners’ unitholders and participating non-controlling interests - in operating subsidiaries totaled $173 million (2016: $36 million).

Cash flows used in financing activities totaled $540 million for the six months ended June 30, 2017. Long-term debt – borrowings totaling $299 million were related to our subsidiary financing initiatives and draws on credit facilities. Long-term debt – repayments totaling $462 million were related to the repayment of

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

our subsidiary financing initiatives and draws on credit facilities. The issuance of Preferred LP units provided net proceeds of $187 million. See “PART 4 - Additional Financial Information”.

For the six months ended June 30, 2017, distributions paid to unitholders of Brookfield Renewable or BRELP were $289 million (2016: $250 million). We increased our distributions to $1.87 per LP Unit, an increase of 9 cents per LP Unit which took effect in the first quarter of 2017. The distributions paid to preferred shareholders, preferred limited partners’ unitholders and participating non-controlling interests - in operating subsidiaries totaled $283 million (2016: $58 million). See “PART 3 – Liquidity and Capital Resources” for further details.

Investing Activities

Cash flows used in investing activities for the second quarter of 2017 totaled $37 million. Our investments in the development of power generating assets and sustainable capital expenditures were $40 million and $33 million, respectively. Our investment in available-for-sale securities amounted to $27 million. The change in restricted cash was $63 million.

Cash flows used in investing activities for the six months ended June 30, 2017 totaled $51 million. Our investments in the development of power generating assets and sustaining capital expenditures were $89 million and $51 million, respectively. Our investment in available-for-sale securities amounted to $39 million. Proceeds from the sale of the 137 MW wind facilities in Ireland, net of cash in the entity disposed, were $150 million.

SHARES AND UNITS OUTSTANDING

Shares and units outstanding are as follows:

	Jun 30, 2017	Dec 31, 2016
Class A Preference Shares
Balance, beginning of year	31,035,967	33,921,463
Preference Shares exchanged for Preferred LP Units	-	(2,885,496)
Balance, end of period/year	31,035,967	31,035,967
Class A Preferred LP Units
Balance, beginning of year	17,885,496	7,000,000
Issuance of Preferred LP Units	10,000,000	8,000,000
Preference Shares exchanged for Preferred LP Units	-	2,885,496
Balance, end of period/year	27,885,496	17,885,496

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	166,839,324	143,188,170
Issuance of LP Units(1)	-	23,352,208
Distribution reinvestment plan	156,605	298,946
Balance, end of period/year	166,995,929	166,839,324

Total LP Units on a fully-exchanged basis(1)(2)	296,654,552	296,497,947

(1)            Subsequent to quarter end Brookfield Renewable issued 13,247,000 LP Units. On a fully-exchanged basis total LP Units would be 309,901,552. See Note 18 – Subsequent Events.

(2)            The fully-exchanged amounts assume the exchange of Redeemable/ Exchangeable partnership units for LP Units.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

DIVIDENDS AND DISTRIBUTIONS

Dividends and distributions declared and paid are as follows:

	Declared		Paid		Declared		Paid
	Three months ended Jun 30				Six months ended Jun 30
(MILLIONS)	2017	2016	2017	2016	2017	2016	2017	2016
Class A Preference Shares	$6	$7	$6	$7	$12	$13	$12	$13
Class A Preferred LP Units	$7	$3	$6	$3	$13	$6	$11	$4
Participating non-controlling
interests - in operating subsidiaries	$161	$26	$161	$26	$260	$41	$260	$41

GP interest and Incentive distributions	$8	$5	$8	$5	$17	$12	$16	$11
Redeemable/Exchangeable partnership units	$61	$58	$60	$57	$123	$117	$121	$115
LP Units	$78	$67	$77	$62	$157	$132	$152	$124

Contractual obligations

Please see Note 15 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:

•          Commitments  –  Water, land, and dams usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects

•          Contingencies  –  Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit

•         Guarantees  – Nature of all the indemnification undertakings

Off-STATEMENT OF FINANCIAL POSITION Arrangements

Brookfield Renewable has no off-statement of financial position financing arrangements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

PART 4 - ADDITIONAL FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

	Jun 30	Dec 31
(MILLIONS)	2017	2016
Current assets	$774	$907
Property, plant and equipment, at fair value	24,849	25,257
Goodwill	885	896
Total assets	27,220	27,737

Long-term debt and credit facilities	9,992	10,182
Deferred income tax liabilities	3,820	3,802
Total liabilities	14,820	15,065
Total equity	12,400	12,672
Total liabilities and equity	27,220	27,737

property, plant and equipment

The fair value of property, plant and equipment totaled $24.8 billion as at June 30, 2017 as compared to $25.3 billion as at December 31, 2016. During the six months ended June 30, 2017, the development and construction of power generating assets totaled $143 million. The 137 MW wind portfolio disposed in the first quarter of this year had a fair value of $338 million. In the current quarter, we completed a construction agreement for a wind development project in Ireland which allowed us to determine fair value. Accordingly, work in progress associated with this project was revalued resulting in an increase in fair value of $11 million. The depreciation of the U.S. dollar increased the fair value of property, plant and equipment by $180 million. We also recognized depreciation expense of $398 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

See Note 11 – Property, plant and equipment, at fair value in our December 31, 2016 audited consolidated financial statements for information on the fair value revaluation assumptions used and sensitivity analysis.

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with Brookfield which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 26 - Related Party Transactions in our December 31, 2016 audited consolidated financial statements.

Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund, Brookfield

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

Infrastructure Fund II and Brookfield Infrastructure Fund III, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.

Brookfield Renewable has entered into agreements with Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III and Brookfield Infrastructure Debt Fund, in which they provide Brookfield Renewable with access to short-term financing through the use of the funds’ credit facilities.

During the period, the committed unsecured revolving credit facility provided by Brookfield Asset Management was increased to $400 million.   Brookfield Asset Management had placed funds on deposit with Brookfield Renewable in the amount of $140 million during the first quarter of the current year, which was returned  prior to the end of the first quarter. The interest expense on the draws from the credit facility and the deposit totaled $1 million.

In 2011, on formation of Brookfield Renewable, Brookfield Asset Management transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects. An amount of $8 million has been accrued relating to the commissioning of a 25 MW hydroelectric facility in Brazil in the first quarter of 2017.

The following table reflects the related party agreements and transactions on the unaudited interim consolidated statements of income (loss):

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2017	2016	2017	2016
Revenues
Power purchase and revenue agreements	$176	$137	$326	$319
Wind levelization agreement	2	3	3	5
	$178	$140	$329	$324
Direct operating costs
Energy purchases	$(2)	$-	$(5)	$(1)
Energy marketing fee	(6)	(6)	(12)	(11)
Insurance services	(5)	(5)	(10)	(10)
	$(13)	$(11)	$(27)	$(22)
Management service costs	$(21)	$(15)	$(37)	$(30)

EQUITY

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP Unit distributions exceed $0.4225 per LP Unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $7 million and $15 million, respectively were accrued during the three and six months ended June 30, 2017 (2016: $4 million and $10 million).

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

Preferred limited partners’ equity

On February 14, 2017, Brookfield Renewable issued 10,000,000 Class A, Series 11 Preferred Limited Partnership Units (the “Series 11 Preferred LP Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($190 million). The holders of the Series 11 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2022. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.82%, and (ii) 5.00%.

The holders of Series 11 Preferred Units will have the right, at their option, to reclassify their Series 11 Preferred Units into Class A Preferred LP Units, Series 12 (the “Series 12 Preferred Units”), subject to certain conditions on April 30, 2022 and on April 30 every five years thereafter. The holders of Series 12 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the 90-day Canadian Treasury Bill Rate plus 3.82%.

The Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2017, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

Limited partners’ equity

Brookfield Asset Management owns, directly and indirectly 180,784,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 61% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 39% is held by public investors. After giving effect to the LP Units issued subsequent to this quarter, Brookfield Asset Management will own approximately 60% of Brookfield Renewable on a fully-exchanged basis. See Part 7 - “Subsequent Events”.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

PART 5 - PROPORTIONATE INFORMATION

GENERATION AND FINANCIAL REVIEW BY SEGMENTS

The following table reflects the actual and long-term average generation for the three months ended June 30 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2017	2016	2017	2016	2017	2016
Hydroelectric
North America
United States	2,522	1,834	2,434	2,439	88	(605)	688
Canada	1,690	1,300	1,461	1,461	229	(161)	390
	4,212	3,134	3,895	3,900	317	(766)	1,078
Colombia	998	596	846	751	152	(155)	402
Brazil	886	900	968	959	(82)	(59)	(14)
	6,096	4,630	5,709	5,610	387	(980)	1,466
Wind
North America
United States	152	148	204	204	(52)	(56)	4
Canada	282	205	292	292	(10)	(87)	77
	434	353	496	496	(62)	(143)	81
Europe	94	110	103	129	(9)	(19)	(16)
Brazil	51	62	42	42	9	20	(11)
	579	525	641	667	(62)	(142)	54
Other	44	42	52	59	(8)	(17)	2
Total	6,719	5,197	6,402	6,336	317	(1,139)	1,522

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months ended June 30:

										Non-controll-
										ing interests
										and
	Attributable to Unitholders									preferred
	Hydroelectric			Wind			Other	Corporate	Total	limited	2017		2016
	North			North						partners'
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil				equity(1)
Revenues	269	46	65	40	9	5	2	-	436	247	683		627
Other income	-	1	3	-	-	-	-	1	5	5	10		10
Share of cash earnings from									-
equity-accounted investments	3	-	1	-	-	-	-	-	4	-	4		2
Direct operating costs	(72)	(23)	(18)	(9)	(5)	(1)	(3)	(5)	(136)	(104)	(240)		(262)
Adjusted EBITDA(2)	200	24	51	31	4	4	(1)	(4)	309	148	457	-	377
Management service costs	-	-	-	-	-	-	-	(21)	(21)	-	(21)		(15)
Interest expense - borrowings	(44)	(10)	(4)	(11)	(2)	(2)	-	(22)	(95)	(61)	(156)		(161)
Current income taxes	2	1	(2)	-	-	-	-	-	1	3	4		(5)
Distributions to preferred limited partners	-	-	-	-	-	-	-	(7)	(7)	-	(7)		(3)
Cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	(90)	(90)		(81)
Preferred equity	-	-	-	-	-	-	-	(6)	(6)	-	(6)		(7)
Funds From Operations(2)	158	15	45	20	2	2	(1)	(60)	181	-	181		105
Depreciation	(55)	(8)	(34)	(21)	(3)	(2)	(4)	-	(127)	(71)	(198)		(204)
Unrealized financial instrument loss	-	1	-	-	(6)	-	-	(7)	(12)	6	(6)		(2)
Share of non-cash loss from equity-
accounted investments	(1)	-	(1)	-	-	-	-	-	(2)	-	(2)		(3)
Deferred income tax expense	(11)	(4)	-	23	1	-	-	(12)	(3)	(13)	(16)		(6)
Other	(9)	7	(4)	2	2	1	2	-	1	22	23		-
Cash portion of participating
non-controlling interests	-	-	-	-	-	-	-	-	-	90	90		81
Preferred equity	-	-	-	-	-	-	-	-	-	6	6		7
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	-	7	7		3
Net income (loss)	82	11	6	24	(4)	1	(3)	(79)	38	47	85		(19)

(1)         Attributable to participating non-controlling interests, preferred equity and preferred limited partners’ equity.

(2)         Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

The following table reconciles net income (loss) attributable to Limited partners’ equity and earnings (loss) per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, and Funds From Operations per Unit, both non-IFRS financial metrics for the three months ended June 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2017	2016
Net income (loss) attributable to:
Limited partners' equity	$21	$(15)	$0.13	$(0.11)
General partnership interest in a holding
subsidiary held by Brookfield	1	-	-	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	16	(13)	-	-
Net income (loss) attributable to Unitholders	$38	$(28)	$0.13	$(0.11)
Depreciation	127	131	0.42	0.47
Unrealized financial instruments loss	12	-	0.04	-
Share of non-cash loss from equity-accounted investments	2	3	0.01	0.01
Deferred income tax expense (recovery)	3	(8)	0.01	(0.03)
Other	(1)	7	-	0.03
Funds From Operations(1)	$181	$105	$0.61	$0.37

Weighted average units outstanding(2)			299.25	280.84

(1)         Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

(2)         Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

GENERATION AND FINANCIAL REVIEW BY SEGMENTS

The following table reflects the actual and long-term average generation for the six months ended June 30 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2017	2016	2017	2016	2017	2016
Hydroelectric
North America
United States	4,847	4,263	4,733	4,637	114	(374)	584
Canada	3,177	3,011	2,675	2,678	502	333	166
	8,024	7,274	7,408	7,315	616	(41)	750
Colombia	1,824	851	1,692	1,105	132	(254)	973
Brazil	1,757	1,745	1,918	1,940	(161)	(195)	12
	11,605	9,870	11,018	10,360	587	(490)	1,735
Wind
North America
United States	239	250	332	332	(93)	(82)	(11)
Canada	593	506	616	616	(23)	(110)	87
	832	756	948	948	(116)	(192)	76
Europe	266	296	272	307	(6)	(11)	(30)
Brazil	109	109	76	76	33	33	-
	1,207	1,161	1,296	1,331	(89)	(170)	46
Other	68	62	80	114	(12)	(52)	6
Total	12,880	11,093	12,394	11,805	486	(712)	1,787

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the six months ended June 30:

										Non-controll-
										ing interests
										and
	Attributable to Unitholders									preferred
	Hydroelectric			Wind			Other	Corporate	Total	limited	2017		2016
	North			North						partners'
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil				equity(1)
Revenues	524	93	116	79	24	9	7	-	852	508	1,360		1,301
Other income	-	2	6	-	-	-	-	1	9	9	18		32
Share of cash earnings from
equity-accounted investments	3	-	2	-	-	-	-	-	5	-	5		4
Direct operating costs	(133)	(47)	(31)	(17)	(9)	(2)	(8)	(11)	(258)	(215)	(473)		(505)
Adjusted EBITDA(2)	394	48	93	62	15	7	(1)	(10)	608	302	910	-	832
Management service costs	-	-	-	-	-	-	-	(37)	(37)	-	(37)		(30)
Interest expense - borrowings	(89)	(22)	(10)	(21)	(6)	(3)	-	(43)	(194)	(125)	(319)		(288)
Current income taxes	1	(1)	(5)	-	-	-	-	-	(5)	(7)	(12)		(12)
Distributions to preferred limited partners	-	-	-	-	-	-	-	(13)	(13)	-	(13)		(6)
Cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	(170)	(170)		(191)
Preferred equity	-	-	-	-	-	-	-	(12)	(12)	-	(12)		(13)
Funds From Operations(2)	306	25	78	41	9	4	(1)	(115)	347	-	347		292
Depreciation	(109)	(16)	(69)	(41)	(10)	(4)	(8)	-	(257)	(141)	(398)		(383)
Unrealized financial instrument loss	(1)	(1)	-	-	(8)	-	-	(12)	(22)	(4)	(26)		(2)
Share of non-cash loss from equity-
accounted investments	(4)	-	(2)	-	-	-	-	-	(6)	-	(6)		(4)
Deferred income tax expense	(18)	(6)	2	23	3	-	-	(8)	(4)	(17)	(21)		(41)
Other	(7)	10	(6)	2	(3)	1	2	(3)	(4)	25	21		(12)
Cash portion of participating
non-controlling interests	-	-	-	-	-	-	-	-	-	170	170		191
Preferred equity	-	-	-	-	-	-	-	-	-	12	12		13
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	-	13	13		6
Net income	167	12	3	25	(9)	1	(7)	(138)	54	58	112		60

(1)         Attributable to participating non-controlling interests, preferred equity and preferred limited partners’ equity.

(2)         Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

The following table reconciles net income attributable to Limited partners’ equity and earnings per  LP Unit, the most directly comparable IFRS measures, to Funds From Operations, and Funds From Operations per Unit, both non-IFRS financial metrics for the six months ended June 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2017	2016
Net income attributable to:
Limited partners' equity	$30	$8	$0.18	$0.05
General partnership interest in a holding
subsidiary held by Brookfield	$1	$-	-	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	23	7	-	-
Net income attributable to Unitholders	$54	$15	$0.18	$0.05
Depreciation	257	250	0.86	0.90
Unrealized financial instruments loss	22	3	0.07	0.01
Share of non-cash loss from equity-accounted investments	6	4	0.02	0.01
Deferred income tax expense	4	8	0.01	0.03
Other	4	12	0.02	0.05
Funds From Operations(1)	$347	$292	$1.16	$1.05

Weighted average units outstanding(2)			299.25	280.84

(1)         Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

(2)         Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	Jun 30, 2017			Dec 31, 2016
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings	4.5	6.9	$1,620	4.5	7.4	$1,562
Credit facilities	2.3	5.0	588	1.9	4.5	673
Subsidiary borrowings
North America	5.6	9.6	3,688	5.6	9.6	3,670
Colombia	8.6	6.4	454	9.8	6.9	468
Europe	4.0	10.7	194	3.7	11.1	253
Brazil	9.4	11.6	259	10.1	11.7	263
	6.1	9.5	4,595	6.2	9.6	4,654
Total debt			$6,803			$6,889
Unamortized financing fees, net of
unamortized premiums(1)			(40)			(45)
Brookfield Renewable's share			6,763			6,844
Non-controlling interests			3,229			3,338
As per IFRS Statements			$9,992			$10,182

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

The following table summarizes our undiscounted principal repayments on a proportionate basis as at June 30, 2017:

(MILLIONS)	Balance of 2017	2018	2019	2020	2021	Thereafter	Total
Principal repayments
Corporate borrowings and
credit facilities	$29	154	-	362	544	1,119	$2,208
Subsidiary borrowings	538	163	226	522	302	2,844	4,595
	567	317	226	884	846	3,963	6,803
Unamortized financing fees, net of
unamortized premiums							(40)
							6,763
Equity-accounted investments	1	3	3	3	3	222	235
							$6,998

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

PART 6 - SELECTED QUARTERLY INFORMATION

SUMMARY OF HISTORICAL QUARTERLY RESULTS

The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters on a consolidated basis:

	2017		2016				2015
(MILLIONS, EXCEPT AS NOTED)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total Generation (GWh) - LTA	10,942	10,539	10,608	9,345	10,951	9,044	6,369	5,459
Total Generation (GWh) - actual	11,618	10,484	8,728	7,522	8,792	9,029	6,117	4,992
Proportionate Generation (GWh) - LTA	6,402	5,992	5,887	5,206	6,336	5,469	4,759	4,104
Proportionate Generation (GWh) - actual	6,719	6,161	4,734	4,395	5,197	5,896	4,553	3,715
Revenues	$683	$677	$571	$580	$627	$674	$392	$337
Net income (loss)	85	27	(1)	(19)	(19)	79	(10)	27
Adjusted EBITDA(1)	457	453	323	332	377	455	258	242
Funds From Operations(1)	181	166	54	73	105	187	88	80
Basic earnings (loss) per LP Unit	0.13	0.05	(0.16)	(0.12)	(0.11)	0.16	(0.09)	(0.07)
Funds From Operations per Unit(1)	0.61	0.55	0.18	0.24	0.37	0.68	0.32	0.28
Distribution per LP Unit	0.468	0.468	0.445	0.445	0.445	0.445	0.415	0.415

(1)            Non-IFRS measures. See “PART 2 – Financial Performance Review”, “PART 5 – Proportionate Information”, “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

PART 7 - CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The unaudited interim consolidated financial statements are prepared in accordance with IAS 34, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our December 31, 2016 audited consolidated financial statements are considered critical accounting estimates as defined in NI 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the “Risk Factors” section in our 2016 Annual Report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

Future changes in accounting policies

(i)       Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. The new standard makes several improvements to IAS 39; mostly notably adopting a principle based approach to hedge accounting. While this does not change the type of hedging relationships or the requirement to measure ineffectiveness, it simplifies the application of hedge accounting and should allow for better alignment of risk management strategies with accounting presentation. Other changes include replacing the multiple financial asset impairment models in IAS 39 with a single model based on expected credit losses on all financial assets, and replacing the existing complex classifications structure with a business model approach based on the intent and nature of the cash flows.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The adoption of IFRS 9 is a significant initiative for Brookfield Renewable. To date, Management is in the process of finalizing the transition plan, completed the initial diagnostic exercise to

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

identify potential areas of impact, and has begun to catalogue and review the existing hedging strategies and transactions which do not currently qualify for hedge accounting to ensure compliance with IFRS 9. Management has also initiated a review of current risk management policies and internal controls to align with the requirements for hedge accounting in the new standard. Next steps involve assessing the classification of existing financial instruments and the suitability of existing IT systems as well as completing new disclosure requirements.  Management continues to evaluate the overall impact of IFRS 9 on the consolidated financial statements.

(ii)      Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract as well as requiring more informative and relevant disclosures.  IFRS 15 applies to nearly all contracts with customers, unless covered by another standard, such as leases, financial instruments and insurance contracts. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provide additional transition relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The adoption of IFRS 15 is a significant initiative for Brookfield Renewable. To date, Management has participated in strategic planning sessions with its parent company and developed an adoption plan. Management has also identified major revenue streams to be assessed, and is currently in the process of accumulating, identifying and inventorying detailed information on major contracts that may be impacted by the changes at the transition date. Next steps involve completing the overall analysis, assessing any potential impact to IT systems and internal controls, and reviewing the additional disclosure required by the standard. We currently anticipate adopting the standard using the modified retrospective approach.  This method results in a cumulative catch-up adjustment to retained earnings as of January 1, 2018 as if the standard had always been in effect.  Based on the review completed to date, we have not identified any material differences.  Management continues to evaluate the overall impact of IFRS 15 on the consolidated financial statements.

(iii)     Leases

IFRS 16, Leases  (“IFRS 16”) was issued by the IASB on January 13, 2016. IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

supersedes IAS 17, Leases and related interpretations. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. Management continues to evaluate the impact of IFRS 16 on the consolidated financial statements but it is not expected to have a material retrospective effect.

Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the six months ended June 30, 2017, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Subsequent eventS

On July 6, 2017, Brookfield Renewable announced the issuance of 8,304,000 non-voting LP Units on a bought deal basis at a price of C$42.15 per LP Unit for gross proceeds of C$350 million ($266 million) (the “Offering”). In addition, Brookfield Asset Management purchased 4,943,000 LP Units at the Offering Price (net of underwriting commission) concurrent with the Offering (the “Concurrent Private Placement”).  The aggregate gross proceeds of the Offering and the Concurrent Private Placement was C$550 million ($418 million). Brookfield Renewable incurred C$15 million ($11 million) in transaction costs inclusive of fees paid to underwriters associated with the Offering and the Concurrent Private Placement.

On July 10, 2017, Brookfield Renewable announced the completion of the refinancing of a 360 MW hydroelectric portfolio in New England. The project financing was a $475 million green bond bearing interest at 4.4% with a maturity in 2032. The proceeds were used to repay $350 million of existing debt and to fund future growth initiatives.

On July 20, 2017, Brookfield Renewable, along with its institutional partners, signed an agreement to acquire a 25% interest in a 2.1 GW pumped storage portfolio located in the United Kingdom for a purchase price of £196 million ($256 million). Brookfield Renewable will retain an approximate 7.5% interest in the portfolio. The transaction which is subject to customary closing conditions, is expected to close in the third quarter of 2017.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

PART 8 - PRESENTATION TO STAKEHOLDERS AND PERFORMANCE Measurement

PRESENTATION TO PUBLIC STAKEHOLDERS

Equity

Brookfield Renewable’s consolidated equity interests include the non-voting LP Units held by public unitholders and Brookfield, Redeemable/Exchangeable limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and GP interest in BRELP held by Brookfield. The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable partnership units, and the GP interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield owns an approximate 60% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining  approximately 40% is held by the public.

Actual and Long-term Average Generation

For assets acquired or reaching commercial operation during the period, reported generation is calculated from the acquisition or commercial operation date and is not annualized. As it relates to Colombia only, generation includes both hydroelectric and Co-gen facilities. “Other” includes generation from North America Co-gen and Brazil biomass.

We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology and wind conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices.

Voting Agreements with Affiliates

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain United States, Brazil and Europe renewable

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

power generating operations. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian operations. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(o)(ii) –  Critical judgments in applying accounting policies - Common control transactions  in our December 31, 2016 audited consolidated financial statements for our policy on accounting for transactions under common control.

Performance Measurement

Our operations are segmented by the type of power generation (Hydroelectric, Wind, and Other, which includes Co-gen and Biomass) with Hydroelectric and Wind further segmented by geography (North America, Colombia, Brazil and Europe), as that is how the CODM review our results, manage operations and allocate resources. The Colombia segment aggregates the financial results of its hydroelectric and Co-gen facilities. Accordingly, we report our results in accordance with these segments. See Note 4 – Segmented information in our December 31, 2016 audited consolidated financial statements.

One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), iii) Funds From Operations, and iv) Adjusted Funds From Operations.

It is important to highlight that Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. Specifically, our definition of Funds From Operations may differ from the definition used by other organizations. We provide additional information below on how we determine Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations. We also provide reconciliations to net income (loss). See “PART 2 - Financial Performance Review” and “PART 5 – Proportionate Information”.

Proportionate Information

Information on a proportionate basis reflects our share from facilities in which we own less than 100%. Accordingly, it includes wholly-owned assets, and our share of assets we manage. Proportionate information provides a net to Brookfield Renewable perspective that management considers important when performing internal analyses and making strategic and operating decisions. Management also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s LP Unitholders. Moreover, tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed.

Segmented net income (loss) which is disclosed in “PART 5 – Proportionate Information” is not a measure CODM uses to review the results of business and allocate resources.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss or a year-over-year decrease in income even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

Adjusted EBITDA

EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.

Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance.

Brookfield Renewable believes that presentation of this measure will enhance an investor’s understanding of the performance of the business.

Funds From Operations and Funds From Operations per Unit

Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.

Brookfield Renewable uses Funds From Operations to assess the performance of the business before the effects of deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items as these are not reflective of the performance of the underlying business. In our audited consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.

Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business. Funds From Operations per Unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.

Adjusted Funds From Operations

Adjusted Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business but also adjusted for sustaining capital expenditures.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

Brookfield Renewable uses Adjusted Funds From Operations to also assess performance of the business and defines it as Funds From Operations less Brookfield Renewable’s proportionate share of adjusted sustaining capital expenditures (based on long-term sustaining capital expenditure plans) which are recurring in nature and used to maintain the reliability and efficiency of our power generating assets over our long-term investment horizon.

Neither Funds From Operations nor Adjusted Funds From Operations are intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, these measures are not used by the CODM to assess Brookfield Renewable’s liquidity.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

PART 9 - CAUTIONARY STATEMENTS

cautionary statement regarding forward-looking statements

This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, financing and refinancing opportunities, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control or the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; changes to hydrology at our hydroelectric stations, to wind conditions at our wind energy facilities or to crop supply or weather generally at any biomass cogeneration facility; counterparties to our contracts not fulfilling their obligations; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; the increasing amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; increased regulation of our operations; contracts, concessions and licenses expiring and not being renewed or replaced on similar terms; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures; dam failures and the costs of repairing such failures; force majeure events; uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our reliance on computerized business systems; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; our inability to effectively manage our foreign currency exposure; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction, development and operation of our generating facilities; the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over all our operations; our ability to issue equity or debt for future acquisitions and developments is dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; the departure of some or all of Brookfield Asset Management’s key professionals; our relationship with, and our dependence on, Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; and risks related to changes in how Brookfield Asset Management elects to hold its ownership interests in the Partnership.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Interim Report contains references to Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations and Adjusted Funds From Operations may differ from the definition of funds from operations used by other organizations. We believe that Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing the operating and financial performance of our operating portfolio. Neither Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations nor Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations to net income (loss) is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income (loss) in Note 4 - Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED		Three months ended Jun 30		Six months ended Jun 30
(MILLIONS, EXCEPT AS NOTED)	Notes	2017	2016	2017	2016
Revenues	16	$683	$627	$1,360	$1,301
Other income		10	10	18	32
Direct operating costs		(240)	(262)	(473)	(505)
Management service costs	16	(21)	(15)	(37)	(30)
Interest expense – borrowings	7	(156)	(161)	(319)	(288)
Share of earnings (loss) from
equity-accounted investments		2	(1)	(1)	-
Unrealized financial instruments loss	3	(6)	(2)	(26)	(2)
Depreciation	6	(198)	(204)	(398)	(383)
Other	2, 14	23	-	21	(12)
Income tax expense
Current		4	(5)	(12)	(12)
Deferred		(16)	(6)	(21)	(41)
		(12)	(11)	(33)	(53)
Net income (loss)		$85	$(19)	$112	$60
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	8	$34	$(1)	$33	$26
General partnership interest in a holding
subsidiary held by Brookfield	8	1	-	1	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	8	16	(13)	23	7
Preferred equity	8	6	7	12	13
Preferred limited partners' equity	9	7	3	13	6
Limited partners' equity	10	21	(15)	30	8
		$85	$(19)	$112	$60
Basic and diluted earnings (loss) per LP Unit		$0.13	$(0.11)	$0.18	$0.05

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

UNAUDITED	Three months ended Jun 30			Six months ended Jun 30
(MILLIONS)	Notes	2017	2016	2017	2016
Net income (loss)		$85	$(19)	$112	$60
Other comprehensive income that will not be
reclassified to net income (loss)
Revaluations of property, plant and equipment	6	11	20	11	20
Actuarial gain (loss) on defined benefit plans		-	-	1	(3)
Deferred income taxes on above items		(2)	(5)	(2)	2
Total items that will not be reclassified to net income (loss)		9	15	10	19
Other comprehensive (loss) income that may be
reclassified to net income (loss)
Gain (loss) arising during the period on financial
instruments designated as cash-flow hedges	3	8	(40)	21	(82)
Unrealized gain on available-for-sale securities	3	8	21	11	33
Reclassification adjustments for amounts
recognized in net income (loss)	3	(9)	(11)	(8)	(23)
Foreign currency translation		(234)	382	17	1,190
Unrealized loss on foreign exchange swaps -
net investment hedge	3	(37)	(20)	(45)	(100)
Deferred income taxes on above items		5	14	4	24
Total items that may be reclassified subsequently to
net income (loss)		(259)	346	-	1,042
Other comprehensive (loss) income		(250)	361	10	1,061
Comprehensive (loss) income		$(165)	$342	$122	$1,121
Comprehensive (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	8	$(130)	$121	$12	$524
General partnership interest in a holding
subsidiary held by Brookfield	8	-	2	1	5
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable
units held by Brookfield	8	(28)	97	27	252
Preferred equity	8	23	10	34	52
Preferred limited partners' equity	9	7	3	13	6
Limited partners' equity	10	(37)	109	35	282
		$(165)	$342	$122	$1,121

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED		Jun 30	Dec 31
(MILLIONS)	Notes	2017	2016
Assets
Current assets
Cash and cash equivalents	11	$174	$223
Restricted cash	12	125	121
Trade receivables and other current assets	13	406	454
Financial instrument assets	3	6	55
Due from related parties		63	54
		774	907
Financial instrument assets	3	199	145
Equity-accounted investments		205	206
Property, plant and equipment, at fair value	6	24,849	25,257
Goodwill		885	896
Deferred income tax assets		145	150
Other long-term assets	12	163	176
		$27,220	$27,737
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$419	$467
Financial instrument liabilities	3	55	156
Due to related parties		86	76
Current portion of long-term debt	7	952	1,034
		1,512	1,733
Financial instrument liabilities	3	143	72
Long-term debt and credit facilities	7	9,040	9,148
Deferred income tax liabilities		3,820	3,802
Other long-term liabilities		305	310
		14,820	15,065
Equity
Non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	8	5,348	5,589
General partnership interest in a holding subsidiary
held by Brookfield	8	53	55
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	8	2,575	2,680
Preferred equity	8	597	576
Preferred limited partners' equity	9	511	324
Limited partners' equity	10	3,316	3,448
		12,400	12,672
		$27,220	$27,737

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Available-	Total	Preferred		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited	limited		interests - in	subsidiary	/Exchangeable
THREE MONTHS ENDED JUNE 30	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at March 31, 2017	$(320)	$(347)	$4,109	$(7)	$(28)	$26	$3,433	$511	$581	$5,627	$55	$2,666	$12,873
Net income	21	-	-	-	-	-	21	7	6	34	1	16	85
Other comprehensive (loss) income	-	(63)	2	-	(1)	4	(58)	-	17	(164)	(1)	(44)	(250)
Capital contributions	-	-	-	-	-	-	-	-	-	11	-	-	11
Distributions or dividends declared	(78)	-	-	-	-	-	(78)	(7)	(6)	(161)	(8)	(61)	(321)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	-	2
Other	(4)	-	-	-	-	-	(4)	-	(1)	1	6	(2)	-
Change in period	(59)	(63)	2	-	(1)	4	(117)	-	16	(279)	(2)	(91)	(473)
Balance, as at June 30, 2017	$(379)	$(410)	$4,111	$(7)	$(29)	$30	$3,316	$511	$597	$5,348	$53	$2,575	$12,400

Balance, as at March 31, 2016	$(530)	$(512)	$4,022	$(8)	$(45)	$5	$2,932	$177	$595	$5,796	$54	$2,653	$12,207
Net income	(15)	-	-	-	-	-	(15)	3	7	(1)	-	(13)	(19)
Other comprehensive income	-	121	3	-	(12)	12	124	-	3	122	2	110	361
Net proceeds	657	-	-	-	-	-	657	147	-	-	-	-	804
Adjustments	(85)	-	-	-	-	-	(85)	-	-	-	2	83	-
Capital contributions	-	-	-	-	-	-	-	-	-	641	-	-	641
Distributions or dividends declared	(67)	-	-	-	-	-	(67)	(3)	(7)	(26)	(5)	(58)	(166)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	-	2
First MTO	(17)	18	-	-	-	-	1	-	-	(991)	-	-	(990)
Other	8	-	-	-	-	-	8	-	1	-	3	(8)	4
Change in period	483	139	3	-	(12)	12	625	147	4	(255)	2	114	637
Balance, as at June 30, 2016	$(47)	$(373)	$4,025	$(8)	$(57)	$17	$3,557	$324	$599	$5,541	$56	$2,767	$12,844

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Available-	Total	Preferred		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited	limited		interests - in	subsidiary	/Exchangeable
SIX MONTHS ENDED JUNE 30	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2016	$(257)	$(404)	$4,124	$(8)	$(31)	$24	$3,448	$324	$576	$5,589	$55	$2,680	$12,672
Net income	30	-	-	-	-	-	30	13	12	33	1	23	112
Other comprehensive income (loss)	-	(6)	2	1	2	6	5	-	22	(21)	-	4	10
Preferred LP Units issued (Note 9)	-	-	-	-	-	-	-	187	-	-	-	-	187
Capital contributions (Note 8)	-	-	-	-	-	-	-	-	-	49	-	-	49
Acquisitions (Note 8)	-	-	-	-	-	-	-	-	-	(36)	-	-	(36)
Distributions or dividends declared	(157)	-	-	-	-	-	(157)	(13)	(12)	(260)	(17)	(123)	(582)
Distribution reinvestment plan	5	-	-	-	-	-	5	-	-	-	-	-	5
MTO adjustments	-	-	-	-	-	-	-	-	-	(5)	-	-	(5)
Other	-	-	(15)	-	-	-	(15)	-	(1)	(1)	14	(9)	(12)
Change in period	(122)	(6)	(13)	1	2	6	(132)	187	21	(241)	(2)	(105)	(272)
Balance, as at June 30, 2017	$(379)	$(410)	$4,111	$(7)	$(29)	$30	$3,316	$511	$597	$5,348	$53	$2,575	$12,400

Balance, as at December 31, 2015	$(485)	$(670)	$4,019	$(7)	$(30)	$-	$2,827	$128	$610	$2,587	$52	$2,559	$8,763
Net income	8	-	-	-	-	-	8	6	13	26	-	7	60
Other comprehensive (loss) income	-	279	6	(1)	(27)	17	274	-	39	498	5	245	1,061
Exchange of preferred shares -	-	-	-	-	-	-	-	49	(49)	-	-	-	-
Preferred LP Units and LP Units issued
Net proceeds	657	-	-	-	-	-	657	147	-	-	-	-	804
Adjustment	(85)	-	-	-	-	-	(85)	-	-	-	2	83	-
Capital contributions	-	-	-	-	-	-	-	-	-	2,044	-	-	2,044
Acquisition	-	-	-	-	-	-	-	-	-	1,417	-	-	1,417
Distributions or dividends declared	(132)	-	-	-	-	-	(132)	(6)	(13)	(41)	(12)	(117)	(321)
Distribution reinvestment plan	4	-	-	-	-	-	4	-	-	-	-	-	4
MTO adjustments	(17)	18	-	-	-	-	1	-	-	(991)	-	-	(990)
Other	3	-	-	-	-	-	3	-	(1)	1	9	(10)	2
Change in period	438	297	6	(1)	(27)	17	730	196	(11)	2,954	4	208	4,081
Balance, as at June 30, 2016	$(47)	$(373)	$4,025	$(8)	$(57)	$17	$3,557	$324	$599	$5,541	$56	$2,767	$12,844

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED	Three months ended Jun 30			Six months ended Jun 30
(MILLIONS)	Notes	2017	2016	2017	2016
Operating activities
Net income (loss)		$85	$(19)	$112	$60
Adjustments for the following non-cash items:
Depreciation	6	198	204	398	383
Unrealized financial instrument loss	3	6	2	26	2
Share of (earnings) loss from
equity-accounted investments		(2)	1	1	-
Deferred income tax expense	5	16	6	21	41
Other non-cash items		(32)	4	(31)	(12)
Dividends received from equity-accounted investments		3	3	3	3
Changes in due to or from related parties		(5)	25	(10)	19
Net change in working capital balances		(27)	(87)	22	(132)
		242	139	542	364
Financing activities
Long-term debt - borrowings	7	152	352	299	1,630
Long-term debt - repayments	7	(207)	(386)	(462)	(494)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	8	11	641	49	2,044
Return of capital to participating non-controlling
interests - in operating subsidiaries	8	-	-	(36)	-
Acquisition of Isagen from non-controlling interests	8	-	(929)	(5)	(929)
Issuance of preferred limited partnership units	9	-	147	187	147
Issuance of LP Units	10	-	657	-	657
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	8	(161)	(26)	(260)	(41)
To preferred shareholders		(6)	(7)	(12)	(13)
To preferred limited partners' unitholders	9	(6)	(3)	(11)	(4)
To unitholders of Brookfield Renewable or BRELP	8, 10	(145)	(124)	(289)	(250)
		(362)	322	(540)	2,747
Investing activities
Acquisitions		-	(862)	-	(2,881)
Cash and cash equivalents in acquired entity		-	-	-	117
Investment in:
Sustaining capital expenditures	6	(33)	(19)	(51)	(32)
Development and construction of renewable power
generating assets	6	(40)	(67)	(89)	(112)
Proceeds from disposal of assets	2	-	-	150	-
Investment in securities	3	(27)	(99)	(39)	(116)
Restricted cash and other		63	531	(22)	36
		(37)	(516)	(51)	(2,988)
Foreign exchange (loss) gain on cash		(5)	5	-	24
Cash and cash equivalents
(Decrease) increase		(162)	(50)	(49)	147
Balance, beginning of period		336	260	223	63
Balance, end of period		$174	$210	$174	$210
Supplemental cash flow information:
Interest paid		$188	$198	$305	$275
Interest received		$9	$11	$17	$20
Income taxes paid		$12	$1	$28	$17

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

brookfield renewable partners l.p.

notes to the INTERIM consolidated financial statements

The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in North America, Colombia, Brazil and Europe.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable’s Class A, Series 5, Series 7, Series 9  and Series 11 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I” and “BEP.PR.K” respectively, on the Toronto Stock Exchange.

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

1.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the December 31, 2016 audited consolidated financial statements.

Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed.  These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2016 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on August 4, 2017.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, £  and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling and Colombian pesos, respectively.

All figures are presented in millions of U.S. dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value.  Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

(c) Future changes in accounting policies

The following table provides a brief description of accounting standards issued but not yet effective, none of which will be early adopted by Brookfield Renewable:

Standard	Description	Effective date	Effect on financial statements
In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”).

The standard reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows.

The new standard makes several improvements to IAS 39; mostly notably adopting a principle based approach to hedge accounting.  While this does not change the type of hedging relationships or the requirement to measure ineffectiveness, it simplifies the application of hedge accounting and should allow for better alignment of risk management strategies with accounting presentation.  Other changes include replacing the multiple financial asset impairment models in IAS 39 with a single model based on expected credit losses on all financial assets, and replacing the existing complex classifications structure with a business model approach based on the intent and nature of the cash flows.

The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The adoption of IFRS 9 is a significant initiative for Brookfield Renewable.

To date, Management is in the process of finalizing the transition plan, has completed the initial exercise to identify potential areas of impact, and has begun to catalogue and review the existing hedging strategies and transactions which do not currently qualify for hedge accounting to ensure compliance with IFRS 9.  Management has also initiated a review of current risk management policies and internal controls to align with the requirements for hedge accounting in the new standard. Next steps involve completing the classification of existing financial instruments and the suitability of existing IT systems as well as assessing new disclosure requirements.

Management continues to evaluate the overall impact of IFRS 9 on the consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014.

IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract as well as requiring more informative and relevant disclosures.  IFRS 15 applies to nearly all contracts with customers, unless covered by another standard, such as leases, financial instruments and insurance contracts.

In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue.  The amendments also provide additional transition relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard.

The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The adoption of IFRS 15 is a significant initiative for Brookfield Renewable.

To date, Management has participated in strategic planning sessions with its parent company and developed an adoption plan. Management has also identified major revenue streams to be assessed, and is currently in the process of accumulating, identifying and inventorying detailed information on major contracts that may be impacted by the changes at the transition date. Next steps involve completing the overall analysis, assessing any potential impact to IT systems and internal controls, and reviewing the additional disclosure required by the standard.

Management currently anticipates adopting the standard using the modified retrospective approach.  This method results in a cumulative catch-up adjustment to retained earnings as of January 1, 2018 as if the standard had always been in effect.  Based on the review completed to date, management has not identified any material differences.

Management continues to evaluate the overall impact of IFRS 15 on the consolidated financial statements.

IFRS 16, Leases (“IFRS 16”) was issued by the IASB on January 13, 2016.

IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and related interpretations.  A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

	The standard has a mandatory effective date for annual periods beginning on or after January 1, 2019, with early adoption permitted.	Management continues to evaluate the impact of IFRS 16 on the consolidated financial statements but it is not expected to have a material retrospective effect.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

2.  DISPOSAL OF assets

In March 2017, along with its institutional partners, Brookfield Renewable sold its interest in two wind facilities in Ireland, with a combined capacity of 137 MW, to a third party. Gross cash consideration consisted of €147 million ($155 million), inclusive of working capital adjustments. The resulting loss on disposition of €5 million ($5 million), net of €5 million ($5 million) of transaction costs, was recognized in the interim consolidated statements of income within Other. Brookfield Renewable’s interest was approximately 40%.

As a result of the disposition, the post-tax accumulated revaluation surplus of €44 million ($47 million) was reclassified from other comprehensive income directly to equity. Further, other comprehensive loss of €3 million ($3 million) post-tax on interest rate swaps which had been designated as a hedge was reclassified to the interim consolidated statements of income.

Summarized financial information relating to the disposal of the facilities is shown below:

(MILLIONS)
Net proceeds, including working capital adjustments and less transaction costs	$150
Carrying value
Assets	353
Liabilities	(198)
155
Loss on disposal	$(5)

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

3.  risk management and financial instruments

RISK MANAGEMENT

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2016 audited consolidated financial statements.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Jun 30, 2017				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	Total	2016
Assets measured at fair value:
Cash and cash equivalents	$174	$-	$-	$174	$223
Restricted cash(1)	239	-	-	239	250
Financial instrument assets(2)
Energy derivative contracts	-	9	-	9	8
Interest rate swaps	-	7	-	7	7
Foreign exchange swaps	-	3	-	3	49
Available-for-sale investments	186	-	-	186	136
Property, plant and equipment	-	-	24,849	24,849	25,257
Liabilities measured at fair value:
Financial instrument liabilities(2)
Energy derivative contracts	-	(1)	-	(1)	(5)
Interest rate swaps	-	(170)	-	(170)	(178)
Foreign exchange swaps	-	(27)	-	(27)	(45)
Contingent consideration(3)	-	-	(17)	(17)	(16)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities(2)	-	(10,676)	-	(10,676)	(10,870)
Total	$599	$(10,855)	$24,832	$14,576	$14,816

(1)       Includes both the current amount and long-term amount included in Other long-term assets.

(2)       Includes both the current and long-term amounts.

(3)       Amount relates to 2015 and 2014 business combinations, and obligations lapse in 2021 and 2024 respectively.

There were no transfers between levels during the six months ended June 30, 2017.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

	Jun 30, 2017			Dec 31, 2016
			Net Assets	Net Assets
(MILLIONS)	Assets	Liabilities	(Liabilities)	(Liabilities)
Energy derivative contracts	$9	$1	$8	$3
Interest rate swaps	7	170	(163)	(171)
Foreign exchange swaps	3	27	(24)	4
Available-for-sale securities	186	-	186	136
Total	205	198	7	(28)
Less: current portion	6	55	(49)	(101)
Long-term portion	$199	$143	$56	$73

(a)     Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

(b)    Interest rate hedges

Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.

(c)     Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

 (d)  Available-for-sale

Brookfield Renewable’s available for sale assets consist of investments in publicly-quoted securities.

Available-for-sale securities are recorded on the statement of financial position at fair value, and are assessed for impairment at each reporting date.

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of income (loss):

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2017	2016	2017	2016
Energy derivative contracts	$2	$(4)	$-	$-
Interest rate swaps	(1)	-	(10)	(2)
Foreign exchange swaps - cash flow	(7)	2	(16)	-
	$(6)	$(2)	$(26)	$(2)

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of comprehensive (loss) income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2017	2016	2017	2016
Energy derivative contracts	$9	$(6)	$22	$16
Interest rate swaps	(1)	(42)	(1)	(112)
Foreign exchange swaps - cash flow	-	8	-	14
	8	(40)	21	(82)
Foreign exchange swaps - net investment	(37)	(20)	(45)	(100)
Available-for-sale securities	8	21	11	33
	$(21)	$(39)	$(13)	$(149)

The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive (loss) income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2017	2016	2017	2016
Energy derivative contracts	$(7)	$(14)	$(16)	$(26)
Interest rate swaps	(2)	3	8	3
	$(9)	$(11)	$(8)	$(23)

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

4.  segmented information

Brookfield Renewable operates renewable power generating assets, which include hydroelectric facilities and wind facilities located in North America, Colombia, Brazil and Europe. Brookfield Renewable also operates four biomass facilities and three Co-gen facilities. Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of power generation (Hydroelectric, Wind, and Other, which includes Co-gen and Biomass).

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of presentation and significant accounting policies of the December 31, 2016 audited consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Adjusted EBITDA means revenues less direct costs (including energy marketing costs) plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs, distributions to preferred limited partners, and the cash portion of non-controlling interests.

Funds From Operations is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred limited partners.

The following segmented information is regularly reported to the CODM.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

	Hydroelectric			Wind			Other(1)	Corporate	Total
	North			North
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil
For the three months ended June 30, 2017:
Revenues(2)	$326	$190	$74	$55	$21	$11	$6	$-	$683
Adjusted EBITDA	242	98	58	41	11	10	1	(4)	457
Interest expense - borrowings	(61)	(43)	(7)	(13)	(6)	(3)	(1)	(22)	(156)
Cash portion of non-controlling interests	(25)	(45)	(5)	(8)	(3)	(4)	-	(6)	(96)
Funds From Operations	158	15	45	20	2	2	(1)	(60)	181
Depreciation	(72)	(34)	(39)	(25)	(17)	(4)	(7)	-	(198)
For the three months ended June 30, 2016:
Revenues(2)	$268	$202	$50	$61	$29	$8	$9	$-	$627
Adjusted EBITDA	185	90	36	47	16	6	3	(6)	377
Interest expense - borrowings	(58)	(43)	(9)	(13)	(8)	(4)	(1)	(25)	(161)
Cash portion of non-controlling interests	(27)	(36)	(2)	(9)	(5)	(1)	(1)	(7)	(88)
Funds From Operations	100	11	22	25	3	-	-	(56)	105
Depreciation	(81)	(34)	(33)	(26)	(22)	(4)	(4)	-	(204)

(1)       Includes Co-gen and biomass.

(2)       North America revenues totaled $256 million and $125 million in the United States and Canada, respectively (2016: $228 million and $101 million).

	Hydroelectric			Wind			Other(1)	Corporate	Total
	North			North
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil
For the six months ended June 30, 2017:
Revenues(2)	$639	$388	$140	$103	$58	$20	$12	$-	$1,360
Adjusted EBITDA	478	200	109	78	37	18	-	(10)	910
Interest expense - borrowings	(121)	(91)	(17)	(26)	(12)	(7)	(2)	(43)	(319)
Cash portion of non-controlling interests	(51)	(79)	(9)	(11)	(16)	(6)	2	(12)	(182)
Funds From Operations	306	25	78	41	9	4	(1)	(115)	347
Depreciation	(143)	(66)	(79)	(51)	(39)	(8)	(12)	-	(398)
For the six months ended June 30, 2016:
Revenues(2)	$602	$395	$98	$112	$71	$13	$10	$-	$1,301
Adjusted EBITDA	456	182	71	86	45	11	(7)	(12)	832
Interest expense - borrowings	(111)	(67)	(16)	(27)	(15)	(7)	(1)	(44)	(288)
Cash portion of non-controlling interests	(60)	(93)	(7)	(15)	(19)	(2)	5	(13)	(204)
Funds From Operations	281	21	43	44	11	1	(4)	(105)	292
Depreciation	(157)	(56)	(63)	(51)	(42)	(7)	(7)	-	(383)

(1)       Includes Co-gen and biomass.

(2)       North America revenues totaled $488 million and $254 million in the United States and Canada, respectively (2016: $477 million and $237 million).

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

The following table reconciles Adjusted EBITDA and Funds From Operations, presented in the above tables, to net income as presented in the interim consolidated statements of net income (loss), for the three and six months ended June 30:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2017	2016	2017	2016
Revenues	$683	$627	$1,360	$1,301
Other income	10	10	18	32
Share of cash earnings from equity-accounted investments	4	2	5	4
Direct operating costs	(240)	(262)	(473)	(505)
Adjusted EBITDA	457	377	910	832
Management service costs	(21)	(15)	(37)	(30)
Interest expense – borrowings	(156)	(161)	(319)	(288)
Current income taxes	4	(5)	(12)	(12)
Distributions to preferred limited partners	(7)	(3)	(13)	(6)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(90)	(81)	(170)	(191)
Preferred equity	(6)	(7)	(12)	(13)
Funds From Operations	$181	$105	$347	$292
Add: cash portion of non-controlling interests	96	88	182	204
Add: distributions to preferred limited partners	7	3	13	6
Depreciation	(198)	(204)	(398)	(383)
Unrealized financial instruments loss	(6)	(2)	(26)	(2)
Share of non-cash loss from equity-accounted investments	(2)	(3)	(6)	(4)
Deferred income tax expense	(16)	(6)	(21)	(41)
Other	23	-	21	(12)
Net income (loss)	$85	$(19)	$112	$60

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

The following table presents information about Brookfield Renewable’s certain statement of financial position items on a segmented basis:

	Hydroelectric			Wind energy			Other(1)	Corporate	Total
	North			North
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil
As at June 30, 2017:
Property, plant and equipment, at fair value(2)	$14,147	$5,155	$2,167	$1,707	$988	$321	$364	$-	$24,849
Total assets	14,712	6,268	2,437	1,778	1,079	350	396	200	27,220
Total borrowings	4,027	1,872	260	1,001	477	113	39	2,203	9,992
Total liabilities	6,624	3,242	450	1,252	670	114	48	2,420	14,820
For the six months ended June 30, 2017:
Additions to property, plant and equipment	54	9	48	2	25	-	5	-	143
As at December 31, 2016:
Property, plant and equipment, at fair value(2)	$14,058	$5,275	$2,236	$1,726	$1,253	$334	$375	$-	$25,257
Total assets	14,585	6,539	2,473	1,821	1,356	367	414	182	27,737
Total borrowings	3,975	1,924	260	1,006	627	120	41	2,229	10,182
Total liabilities	6,530	3,396	449	1,280	815	123	54	2,418	15,065
For the year ended December 31, 2016:
Additions to property, plant and equipment	971	4,812	217	7	73	1	18	-	6,099

(1)       Includes Co-gen and biomass.

(2)       North America property, plant and equipment totaled $9,929 million and $5,925 million in the United States and Canada, respectively (2016: $10,013 million and $5,771 million).

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

5.  Income taxes

Brookfield Renewable’s effective income tax rate was 22.8% for the six months ended June 30, 2017 (2016: 46.9%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests’ income not subject to tax.

6.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Other(1)	Total(2)
As at December 31, 2016	$21,569	$3,313	$375	$25,257
Additions	111	27	5	143
Disposal(3)	-	(338)	-	(338)
Transfers and other	(5)	(1)	-	(6)
Items recognized through OCI
Change in fair value(4)	-	11	-	11
Foreign exchange	82	102	(4)	180
Items recognized through net income
Depreciation	(288)	(98)	(12)	(398)
As at June 30, 2017	$21,469	$3,016	$364	$24,849

(1)     Includes biomass and Co-gen.

(2)     Includes intangible assets of $14 million (2016: $14 million) and construction work in process (“CWIP”) of $572 million (2016: $663 million).

(3)     Sale of 137 MW wind portfolio in Ireland. See Note 2 - Disposal of Assets.

(4)     Completed a construction agreement for a wind development project in Europe which allowed Brookfield Renewable to determine fair value. Accordingly, CWIP associated with this project was revalued.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

7.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Jun 30, 2017			Dec 31, 2016
	Weighted-average			Weighted-average
	Interest	Term	Carrying	Interest	Term	Carrying
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)	value	rate (%)	(years)	value
Corporate borrowings
Series 3 (C$200)	5.3	1.4	$154	5.3	1.8	$149
Series 4 (C$150)	5.8	19.4	116	5.8	19.9	111
Series 7 (C$450)	5.1	3.3	347	5.1	3.8	334
Series 8 (C$400)	4.8	4.6	309	4.8	5.1	298
Series 9 (C$400)	3.8	7.9	309	3.8	8.4	298
Series 10 (C$500)	3.6	9.6	385	3.6	10.0	372
	4.5	6.9	$1,620	4.5	7.4	$1,562
Credit facilities	2.3	5.0	$588	1.9	4.5	$673
Subsidiary borrowings
North America	5.3	9.1	5,070	5.3	9.3	5,025
Colombia	8.6	6.4	1,880	9.3	6.9	1,937
Europe	4.0	10.7	488	3.7	11.1	641
Brazil	9.4	11.3	414	10.4	11.8	422
	6.2	8.6	$7,852	6.4	9.0	$8,025

Total debt			10,060			10,260
Add: Unamortized premiums(1)			2			2
Less: Unamortized financing fees(1)			(70)			(80)
Less: Current portion			(952)			(1,034)
			$9,040			$9,148

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 17  - Subsidiary Public Issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in North America and Europe consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Subsidiary borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin.

In March 2017, Brookfield Renewable completed the refinancing of a $60 million bank loan associated with a 417 MW hydroelectric facility in Pennsylvania. The loan bears interest at LIBOR plus a margin of 3.75% and matures in March 2022.

In May 2017, Brookfield Renewable completed the refinancing associated with a 44 MW hydroelectric portfolio in New England by issuing notes for $65 million. The notes carry a 4.86% coupon rate and mature in May 2027.

In June 2017, Brookfield Renewable completed the refinancing associated with a 11 MW wind asset in Arizona by securing a $11 million bank loan. The loan has been fully hedged for an all-in rate of 5.28% and matures in June 2024.

In June 2017, Brookfield Renewable completed the refinancing associated with a 17 MW hydroelectric facility in Quebec by issuing notes for C$55 million ($43 million). The notes bear interest at 4.487% and mature in May 2044.

Credit facilities

In June 2017, Brookfield Renewable extended the maturity of $1,600 million of its corporate credit facilities by one year to June 30, 2022. The applicable margin is 1.20%. The credit facilities are used for general working capital purposes. The credit facilities are available by way of advances in Canadian dollars, U.S. dollars, Euro or British Pound Sterling in the form of (i) Canadian prime rate loans (ii) U.S. base rate loans (iii) bankers’ acceptance (“BA”) rate loans (iv) LIBOR loans (v) EURIBOR loans and (vi) letters of credit. See Note 15 – Commitments, Contingencies and Guarantees. The credit facilities bear interest at the applicable BA rate, LIBOR or EURIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating. Standby fees are charged on the undrawn balance.

During the first quarter of 2017, the committed unsecured revolving credit facility provided by Brookfield Asset Management was increased to $400 million maturing in December 2017. Interest rate applicable on the draws is LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from some of their credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

During the three months ended June 30, 2017, Brookfield Renewable borrowed $29 million under a credit facility made available by a private fund sponsored by Brookfield Asset Management. The facility has an interest rate of 4.75% and is unsecured.

The following table summarizes the available portion of credit facilities:

	Jun 30	Dec 31
(MILLIONS)	2017	2016
Authorized credit facilities	$2,090	$1,890
Draws on credit facilities(1)(2)	(559)	(673)
Issued letters of credit	(245)	(250)
Available portion of credit facilities	$1,286	$967

(1)       Comprised of $559 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable.  Excludes $29 million borrowed under a subscription credit facility made available to a Brookfield sponsored private fund.

(2)       Subsequent to the end of the current quarter, net proceeds from LP unit issuance and Brookfield Renewable’s proportionate share of incremental cash flows from a subsidiary borrowing refinancing were used to repay the draws on credit facilities. See Note 18 - Subsequent Events.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

8. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following:

Jun 30		Dec 31
(MILLIONS)	2017	2016
Participating non-controlling interests - in operating subsidiaries	$5,348	$5,589
General partnership interest in a holding subsidiary held by Brookfield	53	55
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,575	2,680
Preferred equity	597	576
	$8,573	$8,900

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating subsidiaries is as follows:

							Isagen
	Brookfield					Isagen	public
	Americas	Brookfield	Brookfield	The	Brookfield	institu-	non-con
Infrastructure		Infrastructure	Infrastructure	Catalyst	Energia	tional	-trolling
(MILLIONS)	Fund	Fund II	Fund III	Group	Renovável	investors	interests	Other	Total
As at December 31, 2015	$958	$1,441	$-	$121	$22	$-	$-	$45	$2,587
Net (loss) income	(18)	(16)	15	16	-	47	19	2	65
OCI	46	228	-	2	6	148	205	-	635
Capital contributions	-	74	1,074	-	-	1,473	-	-	2,621
Acquisition	-	-	-	-	-	-	1,417	-	1,417
Distributions	(23)	(73)	(7)	(12)	(2)	-	-	(2)	(119)
MTO adjustments	-	-	3	-	-	7	(1,627)	-	(1,617)
As at December 31, 2016	$963	$1,654	$1,085	$127	$26	$1,675	$14	$45	$5,589
Net (loss) income	(14)	(13)	23	9	-	27	-	1	33
OCI	(1)	8	(8)	-	-	(22)	-	2	(21)
Capital contributions	-	21	9	-	-	19	-	-	49
Return of capital	-	(36)	-	-	-	-	-	-	(36)
Distributions	(3)	(111)	(50)	(8)	(1)	(87)	-	-	(260)
Purchase of Isagen shares	-	-	-	-	-	-	(5)	-	(5)
Other	-	1	(1)	-	-	(1)	-	-	(1)
As at June 30, 2017	$945	$1,524	$1,058	$128	$25	$1,611	$9	$48	$5,348
Interests held by third parties	75-80%	50-60%	23-71%	25%	24-30%	53%	0.2%	21-50%

During the six months ended June 30, 2017 Brookfield Renewable acquired an additional 3,358,523 shares in Isagen, increasing its interest to 99.76%. In accordance with IFRS 10, Consolidated Financial Statements, Brookfield Renewable is accounting for the additional interests in Isagen purchased subsequent to the initial investments as equity transactions related to the acquisition of non-controlling interest. The remaining 0.2% ownership interest in Isagen not held by Brookfield Renewable and its co-investors as at June 30, 2017 remains as non-controlling interest. The privatization of the Isagen portfolio was completed on March 31, 2017 and its shares were delisted from the Colombian Stock Exchange.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable partnership units and the GP interest. The Redeemable/Exchangeable partnership units are held 100% by Brookfield, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable partnership units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable on a one for one basis, the Redeemable/Exchangeable partnership units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable partnership units and GP interest are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. The LP Units issued by Brookfield Renewable and  the Redeemable/Exchangeable partnership units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable partnership units and the GP interest participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

As at June 30, 2017, general partnership units, and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2016: 2,651,506) and 129,658,623 (December 31, 2016: 129,658,623), respectively.

Distributions

The composition of the distributions for the three and six months ended June 30 is presented in the following table:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2017	2016	2017	2016
General partnership interest in a holding
subsidiary held by Brookfield	$1	$1	$2	$2
Incentive distribution	7	4	15	10
	$8	$5	$17	$12

Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$61	$58	$123	$117
	$69	$63	$140	$129

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the six months ended
(MILLIONS EXCEPT	Shares	dividend	redemption	June 30		Jun 30	Dec 31
AS NOTED)	outstanding	rate(%)	date	2017	2016	2017	2016
Series 1 (C$136)	5.45	3.36	Apr 30, 2020	$2	$2	$105	$101
Series 2 (C$113)(1)	4.51	3.13	Apr 30, 2020	1	2	87	84
Series 3 (C$249)	9.96	4.40	Jul 31, 2019	4	4	191	185
Series 5 (C$103)	4.11	5.00	Apr 30, 2018	2	2	79	76
Series 6 (C$175)	7.00	5.00	Jul 31, 2018	3	3	135	130
	31.03			$12	$13	$597	$576

(1)       Dividend rate represents annualized distribution based on the most recent quarterly floating rate.

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2017, none of the issued Class A Preference Shares have been redeemed by BRP Equity.

The holders of the Series 1, Series 3, Series 5 and Series 6 Preference Shares are entitled to receive fixed cumulative dividends. The holders of the Series 2 Preference Shares are entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.620%. The quarterly dividend in respect of the May 1, 2017 to July 31, 2017 dividend period was paid on July 31, 2017 at an annual rate of 3.133% (C$ 0.197423 per share).

Class A Preference Shares – Normal Course Issuer Bid

In June 2017, the TSX accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to June 26, 2018, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of our Class A Preference Shares.

9. PREFERRED LIMITED PARTNERS’ EQUITY

Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP Units as follows:

			Earliest	Distributions declared
		Cumulative	permitted	for the six months ended
(MILLIONS EXCEPT	Shares	distribution	redemption	June 30		Jun 30	Dec 31
AS NOTED)	outstanding	rate (%)	date	2017	2016	2017	2016
Series 5 (C$72)	2.89	5.59	Apr 30, 2018	$2	$2	$49	$49
Series 7 (C$175)	7.00	5.50	Jan 31, 2021	4	3	128	128
Series 9 (C$200)	8.00	5.75	Jul 31, 2021	4	1	147	147
Series 11 (C$250)	10.00	5.00	Apr 30, 2022	3	-	187	-
	27.89			$13	$6	$511	$324

On February 14, 2017, Brookfield Renewable issued 10,000,000 Class A, Series 11 Preferred Limited Partnership Units (the “Series 11 Preferred LP Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($190 million). The holders of the Series 11 Preferred Units are entitled to receive a

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2022. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.82%, and (ii) 5.00%.

The holders of Series 11 Preferred Units will have the right, at their option, to reclassify their Series 11 Preferred Units into Class A Preferred Limited Partnership Units, Series 12 (the “Series 12 Preferred Units”), subject to certain conditions, on April 30, 2022 and on April 30 every five years thereafter. The holders of Series 12 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the 90-day Canadian Treasury Bill Rate plus 3.82%.

The Class A Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2017, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

10. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at June 30, 2017, 166,995,929 LP Units were outstanding (December 31, 2016: 166,839,324) including 51,125,944 (December 31, 2016: 51,125,944) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the three and six months ended June 30, 2017, 58,408 and 156,605 LP Units, respectively (2016: 74,884 and 131,431 LP Units) were issued under the distribution reinvestment plan.

On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 44% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at June 30, 2017.

As at June 30, 2017, Brookfield Asset Management’s direct and indirect interest of 180,784,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 61% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 39% is held by public investors.  After giving effect to the LP Units issued subsequent to this quarter, Brookfield Asset Management will own approximately 60% of Brookfield Renewable on a fully-exchanged basis. See Note 18 - Subsequent Events.

Distributions

The composition of the distribution for the three and six months ended June 30 is presented in the following table:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2017	2016	2017	2016
Brookfield	$24	$19	$48	$37
External LP Unitholders	54	48	109	95
	$78	$67	$157	$132

In February 2017, unitholder distributions were increased to $1.87 per LP Unit on an annualized basis, an increase of nine cents per LP Unit, which took effect with the distribution payable in March 2017.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

11. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents are as follows:

	Jun 30	Dec 31
(MILLIONS)	2017	2016
Cash	$127	$210
Short-term deposits	47	13
	$174	$223

12. RESTRICTED CASH

Brookfield Renewable’s restricted cash  is as follows:

	Jun 30	Dec 31
(MILLIONS)	2017	2016
Operations	$141	$135
Credit obligations	97	104
Development projects	1	11
Total	239	250
Less: non-current	(114)	(129)
Current	$125	$121

13. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets are as follows:

	Jun 30	Dec 31
(MILLIONS)	2017	2016
Trade receivables	$222	$262
Other short-term receivables	102	103
Prepaids and others	82	89
	$406	$454

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

14.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Jun 30	Dec 31
(MILLIONS)	2017	2016
Operating accrued liabilities	$161	$147
Accounts payable	88	87
Interest payable on corporate and subsidiary borrowings	67	68
Deferred consideration	55	55
Acquisition related provisions	-	54
LP Unitholders’ distributions, preferred limited partnership unit
distributions and preferred dividends payable(1)	27	24
Other	21	32
	$419	$467

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

During the three months ended June 30, 2017, a successful resolution and settlement of the matters relating to the Acquisition related provisions resulted in reversals to both Current income tax expense and Other in the Consolidated Statements of Income.

15.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2091.

In December 2016, together with its institutional partners, Brookfield Renewable entered into an agreement to acquire a hydroelectric portfolio with an aggregate capacity of 210 MW located in Europe for a total enterprise value of €255 million. Brookfield Renewable will retain an approximate 29% economic interest in the portfolio. The transaction is subject to certain conditions including regulatory consent and other customary closing conditions. Subsequent to quarter end, the seller’s application for a relevant consent was denied. The decision regarding the consent is appealable.

In February 2017, together with its institutional partners, Brookfield Renewable entered into an agreement to acquire a 16 MW under construction wind facility in Northern Ireland expected to generate 36 GWh for a total enterprise value of £27 million ($34 million). The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close in the third quarter of 2017. Brookfield Renewable will retain approximate 40% economic interest in the portfolio.

In March 2017, Brookfield Renewable, together with its institutional partners, entered into agreements with TerraForm Power, Inc. (“TerraForm Power”) and TerraForm Global, Inc. (“TerraForm Global”), which together own approximately 3,600 MW of high-quality, predominantly contracted renewable assets. Pursuant to these agreements Brookfield Renewable will acquire a 51% interest in TerraForm Power, which is expected to remain a Nasdaq-listed public company sponsored by Brookfield Asset Management, and 100% of the outstanding shares of TerraForm Global. Each transaction is subject to several closing conditions. The closing of each transaction is not conditional on the closing of the other. There can be no guarantee as to when, or if, either transaction will close. Assuming completion of both transactions, Brookfield Renewable’s commitment would be approximately $500 million, which it expects to fund through available liquidity.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

The remaining development project costs on two Brazilian hydroelectric projects totaling 47 MW and two wind projects totaling 47 MW in Europe are expected to be $131 million. One hydroelectric project with a capacity of 28 MW and one wind project with a capacity of 28 MW are expected to be fully operational in 2017. The 19 MW hydroelectric project and 19 MW wind project are expected to be fully operational in 2018.

Subsequent to quarter end, Brookfield Renewable, along with its institutional partners, signed an agreement to acquire a 25% interest in a 2.1 GW pumped storage portfolio located in the United Kingdom for a purchase price of £196 million ($256 million).  The transaction is subject to customary closing conditions and is expected to close in the third quarter of 2017. See Note 18 – Subsequent Events.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 7 – Long-term debt and credit facilities.

Brookfield Renewable along with institutional investors has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at June 30, 2017, letters of credit issued by Brookfield Renewable along with institutional investors were $82 million (December 31, 2016: $66 million).

Brookfield Renewable’s subsidiaries and equity-accounted entities have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at June 30, 2017, letters of credit issued by Brookfield Renewable’s subsidiaries and equity-accounted entities were $428 million and $18 million, respectively (December 31, 2016: $483 million and $16 million, respectively).

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

16.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2017. See Note 7 – Long-term debt and credit facilities for further details. Brookfield Asset Management had placed funds on deposit with Brookfield Renewable in the amount of $140 million during the first quarter of the current year, which was returned  prior to the end of the first quarter. The interest expense on the draws from the credit facility and the deposit totaled $1 million.

In 2011, on formation of Brookfield Renewable, Brookfield Asset Management transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects. An amount of $8 million has been accrued relating to the commissioning of a 25 MW hydroelectric facility in Brazil in the first quarter of 2017.

The following table reflects the related party agreements and transactions in the interim consolidated statements of income (loss):

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2017	2016	2017	2016
Revenues
Power purchase and revenue agreements	$176	$137	$326	$319
Wind levelization agreement	2	3	3	5
	$178	$140	$329	$324
Direct operating costs
Energy purchases	$(2)	$-	$(5)	$(1)
Energy marketing fee	(6)	(6)	(12)	(11)
Insurance services	(5)	(5)	(10)	(10)
	$(13)	$(11)	$(27)	$(22)
Management service costs	$(21)	$(15)	$(37)	$(30)

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

17.  subsidiary public issuers

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
As at June 30, 2017:
Current assets	$27	$388	$1,641	$490	$2,107	$(3,879)	$774
Long-term assets	3,842	257	-	17,720	26,730	(22,103)	26,446
Current liabilities	37	9	20	2,879	2,446	(3,879)	1,512
Long-term liabilities	-	-	1,615	640	11,805	(752)	13,308
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	5,348	-	5,348
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,575	-	-	2,575
Preferred equity	-	597	-	-	-	-	597
Preferred limited partners' equity	511	-	-	516	-	(516)	511
As at December 31, 2016:
Current assets	$26	$-	$1,581	$150	$2,092	$(2,942)	$907
Long-term assets	3,779	620	-	18,415	27,250	(23,234)	26,830
Current liabilities	33	9	19	2,971	1,644	(2,943)	1,733
Long-term liabilities	-	-	1,556	738	12,775	(1,737)	13,332
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	5,589	-	5,589
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,680	-	-	2,680
Preferred equity	-	576	-	-	-	-	576
Preferred limited partners' equity	324	-	-	324	-	(324)	324

(1)            Includes investments in subsidiaries under the equity method.

(2)            Includes BRELP, BRP Bermuda Holdings I Limited (“Latam Holdco”), Brookfield BRP Holdings (Canada) Inc. (“NA Holdco”) and Brookfield BRP Europe Holdings Limited (“Euro Holdco”), together the “Holding Entities”.

(3)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.

(4)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
For the three months ended
June 30, 2017
Revenues	$-	$-	$-	$-	$683	$-	$683
Net income (loss)	28	1	-	(52)	269	(161)	85
For the three months ended
June 30, 2016
Revenues	$-	$-	$-	$-	$627	$-	$627
Net income (loss)	(12)	-	(1)	(56)	92	(42)	(19)
For the six months ended
June 30, 2017
Revenues	$-	$-	$-	$-	$1,360	$-	$1,360
Net income (loss)	43	1	-	(89)	370	(213)	112
For the six months ended
June 30, 2016
Revenues	$-	$-	$-	$-	$1,301	$-	$1,301
Net income (loss)	14	-	-	20	253	(227)	60

(1)            Includes investments  in subsidiaries under the equity method.

(2)            Includes the Holding Entities.

(3)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Holding Entities.

(4)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 7 – Long-term debt and credit facilities for additional details regarding the medium-term corporate notes issued by Finco. See Note 8 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

18.  subsequent eventS

On July 6, 2017, Brookfield Renewable announced the issuance of 8,304,000 non-voting LP Units on a bought deal basis at a price of C$42.15 per LP Unit for gross proceeds of C$350 million ($266 million) (the “Offering”). In addition, Brookfield Asset Management purchased 4,943,000 LP Units at the Offering Price (net of underwriting commission) concurrent with the Offering (the “Concurrent Private Placement”).  The aggregate gross proceeds of the Offering and the Concurrent Private Placement was C$550 million ($418 million). Brookfield Renewable incurred C$15 million ($11 million) in transaction costs inclusive of fees paid to underwriters associated with the Offering and the Concurrent Private Placement.

On July 10, 2017, Brookfield Renewable announced the completion of the refinancing of a 360 MW hydroelectric portfolio in New England. The project financing was a $475 million green bond bearing interest at 4.4% with a maturity in 2032. The proceeds were used to repay $350 million of existing debt and to fund future growth initiatives.

On July 20, 2017, Brookfield Renewable, along with its institutional partners, signed an agreement to acquire a 25% interest in a 2.1 GW pumped storage portfolio located in the United Kingdom for a purchase price of £196 million ($256 million). Brookfield Renewable will retain an approximate 7.5% interest in the portfolio. The transaction which is subject to customary closing conditions, is expected to close in the third quarter of 2017.

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

GENERAL INFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

https://bep.brookfield.com

Officers of Brookfield Renewable Partners L.P.’s Service Provider, BRP Energy Group L.P.

Richard Legault

Group Chairman

Harry Goldgut

Group Chairman

Sachin Shah

Chief Executive Officer

Nicholas Goodman

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

NYSE: BEP (LP Units)

TSX:    BEP.UN (LP Units)

TSX:    BEP.PR.E (Preferred LP Units – Series 5)

TSX:    BEP.PR.G (Preferred LP Units – Series 7)

TSX:    BEP.PR.I (Preferred LP Units – Series 9)

TSX:    BEP.PR.K (Preferred LP Units – Series 11)

TSX:    BRF.PR.A (Preferred shares – Series 1)

TSX:    BRF.PR.B (Preferred shares – Series 2)

TSX:    BRF.PR.C (Preferred shares – Series 3)

TSX:    BRF.PR.E (Preferred shares – Series 5)

TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
https://bep.brookfield.com  for more information. The 2016 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 359-1955 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Partners L.P.                                                                   Interim Report                                                                                        June 30, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.

bep.brookfield.com

NYSE: BEP

TSX: BEP.UN